Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

between

Nexus Regulated Utilities, LLC,

as Seller,

and

American Water Works Company, Inc.,

as Purchaser

Dated as of May 19, 2025

Table of Contents

ARTICLE I DEFINITIONS		1
1.01	Definitions	1
1.02	Interpretation; Construction	17

ARTICLE II SALE AND PURCHASE		18
2.01	Sale and Purchase	18
2.02	Purchase Price; Estimated Closing Statement	18
2.03	Purchase Price Adjustments	19
2.04	Closing	21
2.05	Withholding	22

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER REGARDING SELLER, THE ACQUIRED SUBSIDIARIES AND THE ACQUIRED BUSINESS		22
3.01	Organization, Standing and Power	22
3.02	Capital Structure; Title	23
3.03	Authority; Execution and Delivery, Enforceability	23
3.04	No Conflicts; Consents	24
3.05	Financial Statements	24
3.06	Regulation as a Utility	25
3.07	Absence of Certain Changes or Events	25
3.08	Taxes	25
3.09	Employee Benefits	26
3.10	Labor and Employment Matters	27
3.11	Litigation	28
3.12	Permits	28
3.13	Compliance with Applicable Laws	28
3.14	Water Rights	29
3.15	Environmental Matters	29
3.16	Material Contracts	30
3.17	Real Property	31
3.18	Intellectual Property; Information Technology; Data Privacy	32
3.19	Insurance	32
3.20	Related Party Transactions	33
3.21	Brokers’ Fees and Expenses	33
3.22	Anti-Corruption; Anti-Money Laundering; Sanctions	33
3.23	No Additional Representations	34

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		34
4.01	Organization, Standing and Power	34
4.02	Authority; Execution and Delivery; Enforceability	34
4.03	No Conflicts; Consents	35
4.04	Litigation	35
4.05	Compliance with Applicable Laws	35

4.06	Financial Capacity; Solvency	35
4.07	Brokers’ Fees and Expenses	36
4.08	Information	36
4.09	Purchase for Investment	36
4.10	Anti-Money Laundering; Sanctions	37

ARTICLE V COVENANTS		37
5.01	Further Actions; Regulatory Approvals; Required Actions	37
5.02	Conduct of Business	39
5.03	Regulatory Proceedings	42
5.04	Access and Information	42
5.05	Publicity	43
5.06	Misallocated Assets and Liabilities	44
5.07	Litigation Support	44
5.08	Support Obligations	45
5.09	Business Name Changes; No Rights to Seller Intellectual Property	45
5.10	Termination of Affiliate Contracts	46
5.11	Transition Committee; Transition Matters	46

ARTICLE VI OTHER AGREEMENTS		49
6.01	Employee Matters	49
6.02	Release	51
6.03	“AS IS, WHERE IS”	51
6.04	Further Assurances	53
6.05	Fees, Costs and Expenses	53
6.06	Insurance Matters; Directors’ and Officers’ Indemnification	53
6.07	Resignations	56
6.08	Post-Closing Access	56

ARTICLE VII CONDITIONS PRECEDENT		56
7.01	Conditions to Obligations of Both Parties	56
7.02	Conditions to Obligations of Seller	56
7.03	Conditions to Obligations of Purchaser	57

ARTICLE VIII TAX MATTERS		58
8.01	Tax Returns	58
8.02	Tax Refunds	58
8.03	Tax Proceedings	58
8.04	Cooperation	59
8.05	Transfer Taxes	60
8.06	Tax Indemnification	60
8.07	Straddle Period Tax Allocation	61
8.08	Certain U.S. Federal Income Tax Elections	62
8.09	Survival of Tax Covenants	63

ii

ARTICLE IX TERMINATION		64
9.01	Termination	64
9.02	Effect of Termination; Termination Fee	65

ARTICLE X GENERAL PROVISIONS		66
10.01	Non-Survival	66
10.02	Governing Law	67
10.03	Consent to Jurisdiction; Waiver of Jury Trial	67
10.04	Remedies	68
10.05	Modification; Waiver	68
10.06	Entire Agreement	69
10.07	Severability	69
10.08	Parties in Interest	69
10.09	Failure or Indulgence Not Waiver	69
10.10	Notices	69
10.11	Assignment	70
10.12	Disclosure Schedules and Exhibits	70
10.13	Counterparts	71
10.14	No Recourse	71
10.15	Provision Respecting Legal Representation	72

EXHIBITS

Exhibit A – Accounting Principles

Exhibit B – Acquired Interests Assignment Agreement

SCHEDULE

Schedule I — Acquired Business Employees

DISCLOSURE LETTERS

Seller Disclosure Letter

iii

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of May 19, 2025, by and between Nexus Regulated Utilities, LLC, an Illinois limited liability company (“Seller”) and American Water Works Company, Inc., a Delaware corporation (“Purchaser”). Each of Seller and Purchaser is, individually, a “Party,” and, collectively, the “Parties.”

RECITALS

WHEREAS, as of the date hereof, Seller owns 100% of the outstanding Equity Interests in the Acquired Subsidiaries (as defined below);

WHEREAS, the Acquired Subsidiaries are engaged in the business of providing water and wastewater utility services in Illinois, Indiana, Kentucky, Maryland, New Jersey, Pennsylvania, Tennessee, and Virginia (such business as conducted by the Acquired Subsidiaries as of the date hereof, the “Acquired Business”); and

WHEREAS, pursuant to the terms of this Agreement, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the Acquired Business by purchasing 100% of the outstanding Equity Interests in the Acquired Subsidiaries (the “Transaction”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions.

As used in this Agreement (including in the Recitals above), the following terms, when capitalized, shall have the following meanings:

“2025 Capital Expenditure Amount” means the cumulative amount of Capital Expenditures made by Seller or any of its Affiliates with respect to the Acquired Business in the 2025 calendar year, as determined in accordance with the Accounting Principles.

“2025 Capital Expenditure Excess” means the amount by which the 2025 Capital Expenditure Amount exceeds the 2025 Target Capital Expenditure Amount.

“2025 Capital Expenditure Shortfall” means the amount by which the 2025 Target Capital Expenditure Amount exceeds the 2025 Capital Expenditure Amount.

“2025 Target Capital Expenditure Amount” means $29,255,000.

“Accountant Arbitrator” has the meaning given such term in Section 2.03(c).

“Accounting Principles” means the accounting principles, policies and practices set forth on Exhibit A hereto.

“Acquired Business” has the meaning given such term in the Recitals.

“Acquired Business Assets” means all assets, properties, claims and rights of the Acquired Subsidiaries, including:

(a) all Permits Related to the Acquired Business;

(b) all Contracts Related to the Acquired Business and all rights or claims related to or arising under the foregoing;

(c) all machinery, equipment, office equipment and supplies and all other items of tangible personal property (including all furniture, furnishings, fixtures, vehicles, tools, components, laptops, tablets and smartphones) that are Related to the Acquired Business or otherwise exclusively utilized by the Acquired Business Employees;

(d) all Intellectual Property Related to the Acquired Business owned or purported to be owned by Seller or an Affiliate of Seller (excluding, for clarity, the Seller Marks and all goodwill associated therewith or symbolized thereby); and

(e) the assets, properties, claims and rights set forth on Section 1.01 of the Seller Disclosure Letter.

“Acquired Business Employees” means (a) each of the employees of Seller or its Subsidiaries listed on Schedule I hereto, which may be updated by Seller from time to time prior to Closing to reflect ordinary course staffing changes and (b) any other employee of Seller or its Subsidiaries that Purchaser and Seller mutually agree to treat as an Acquired Business Employee.

“Acquired Business Leases” has the meaning given such term in Section 3.17(b).

“Acquired Business Liabilities” means all liabilities of the Acquired Subsidiaries, including:

(a) all liabilities Related to the Acquired Business or arising therefrom;

(b) all liabilities in respect of any claim, whether or not presently threatened, asserted or pending, Related to the Acquired Business, arising therefrom or arising from the operation of the Acquired Business Assets;

(c) all liabilities arising out of any noncompliance Related to the Acquired Business or the Acquired Business Personnel with any applicable Law; and

(d) the liabilities of the Acquired Subsidiaries set forth on Section 1.02 of the Seller Disclosure Letter.

“Acquired Business Permits” has the meaning given such term in Section 3.12.

“Acquired Business Personnel” means, as of the Closing Date, any (a) current or former director, officer, consultant or employee of any Acquired Subsidiary or (b) individual who otherwise provided services Related to the Acquired Business at any point during the twelve (12)-month period immediately preceding such individual’s cessation of employment or engagement with Seller or any of its Affiliates. For the avoidance of doubt, Acquired Business Personnel includes all Acquired Business Employees.

“Acquired Business Property” has the meaning given such term in Section 3.17(b).

“Acquired Interests” has the meaning given such term in Section 2.01.

“Acquired Interests Assignment Agreement” has the meaning given such term in Section 2.04(a)(ii).

“Acquired Subsidiary” or “Acquired Subsidiaries” means individually or collectively, as applicable, Colchester Utilities, Inc., Community Utilities of Indiana Inc., Community Utilities of Maryland Inc., Community Utilities of Pennsylvania Inc., Maryland Water Service, Inc., Montague Sewer Co., Inc., Montague Water Co., Inc., Prairie Path Water Company, Tennessee Water Service, Inc., and Water Service Corporation of Kentucky.

“Adjusted Purchase Price” means (a) the Base Purchase Price, plus (b) the Net Working Capital Excess (if any), minus (c) the Net Working Capital Shortfall (if any), plus (d) the 2025 Capital Expenditure Excess (if any), minus (e) the 2025 Capital Expenditure Shortfall (if any), plus (f) the Closing Capital Expenditure Amount, minus (g) the Closing Net Indebtedness, in each case of clauses (b) through (g), as finally determined in accordance with Section 2.03.

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with, the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, (a) no other portfolio company nor client, fund, investment vehicle, or separate account that is a client of or sponsored, advised or managed or owned by either (A) BCI or (B) IIF or its Affiliates shall be deemed to be an Affiliate of Seller or any of the Acquired Subsidiaries for the purposes of this Agreement, (b) the Acquired Subsidiaries shall be considered “Affiliates” of (i) Seller prior to, but not after, the Closing and (ii) Purchaser after, but not prior to, the Closing and (c) J.P. Morgan Chase & Co. and its affiliates are not Affiliates of IIF or any of its Affiliates, including Seller.

“Affiliate Contract” means any Contract between Seller or any of its Affiliates (other than any Acquired Subsidiary), on the one hand, and any Acquired Subsidiary, on the other hand.

“Agreement” has the meaning given such term in the Preamble.

“AML Laws” has the meaning given such term in Section 3.22(b).

“Ancillary Agreements” means the Acquired Interests Assignment Agreement and all other agreements, certificates and instruments executed and delivered in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” has the meaning given such term in Section 3.22(a)(i).

“Applicable Transfer Time” means (a) the Closing Date or (b) with respect to any Delayed Transfer Employees, the date such Acquired Business Employee’s employment transfers to the Purchaser or its Affiliate (including an Acquired Subsidiary).

“Base Purchase Price” means $315,000,000.

“BCI” means British Columbia Investment Management Corporation, including its successors and assigns.

“Books and Records” means originals, copies or electronic versions of all books, ledgers, files, reports, operating records and any other material documents of the Acquired Subsidiaries.

“Burdensome Effect” means any order, action or regulatory condition (including any Final Order) of any Governmental Entity containing terms, conditions, liabilities, obligations, commitments or sanctions, that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of Purchaser and its utility Affiliates within Illinois, Indiana, Kentucky, Maryland, New Jersey, Pennsylvania, Tennessee and Virginia, taken as a whole (without giving effect to the Transaction); provided, however, that none of the following shall constitute or be taken into account in determining whether any such terms, conditions, liabilities, obligations, commitments or sanctions would, individually or in the aggregate, have such a Burdensome Effect: (i) any Judgment issued by any of the Utilities Commissions prior to the date of this Agreement and applicable to the Acquired Subsidiaries; (ii) any Regulatory Proceedings, including any rate cases, involving the Acquired Subsidiaries; (iii) any terms, conditions, liabilities, obligations, commitments or sanctions imposed by any of the Utilities Commissions on the Acquired Subsidiaries in connection with obtaining approval of the Subsequent Mergers or under the Fair Market Value Statutes, or (iv) any other terms, conditions, liabilities, obligations, commitments or sanctions imposed by any of the Utilities Commissions on the Acquired Subsidiaries other than in connection with obtaining a Required Statutory Approval.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Capital Expenditure” means (a) any expenditure, including construction work in process, to add to, repair, restore or replace property, plant, equipment or tools which have a useful life that extends beyond one year or which extends an asset’s estimated useful life Related to the Acquired Business, which expenditures will include contracted labor, internal direct labor, materials and indirect costs including an allowance for funds used during construction, and (b) any expenditure, excluding amounts not included in rate base, to acquire an entity, assets or business of the Acquired Business or to add to, repair, restore or replace property, plant, equipment or tools related to an acquisition of an entity, assets or business of the Acquired Business.

“Closing” has the meaning given such term in Section 2.04.

“Closing Capital Expenditure Amount” means the cumulative amount of Capital Expenditures made by Seller or any of its Affiliates with respect to the Acquired Business, after December 31, 2025, until the Closing Date, as determined in accordance with the Accounting Principles, less an aggregate amount of $500,000 for each month (pro rated for any portion of a month) after December 31, 2025, until the Closing Date (representing the change in accumulated depreciation). For the avoidance of doubt, any amounts included in the calculations of Closing Net Indebtedness and Closing Net Working Capital, in each case, shall not be included in the calculation of the Closing Capital Expenditure Amount for the purposes of this Agreement.

“Closing Cash” means, as of the Closing Date, all (a) cash, bank deposits or cash equivalents (whether in hand or credited to any account with any banking, financial, lending or other similar institution or organization), (b) liquid or easily realizable stocks, shares, bonds, treasury bills and other securities (and interest accrued on each of the foregoing) and (c) such other line items designated for inclusion therein pursuant to the Accounting Principles, held by the Acquired Subsidiaries on a consolidated basis and without duplication.

“Closing Date” has the meaning given such term in Section 2.04.

“Closing Indebtedness” means, with respect to the Acquired Subsidiaries, on a consolidated basis and without duplication, (a) all obligations of the Acquired Subsidiaries for borrowed money, (b) all obligations of the Acquired Subsidiaries evidenced by bonds, debentures, notes or similar instruments, (c) all unpaid income Taxes of the Acquired Subsidiaries relating to taxable periods ending on or before the Closing Date (calculated in accordance with Section 8.07), excluding Taxes to be taken into account on any Tax Return that is filed on a combined, consolidated or unitary basis with Seller or an Affiliate thereof (other than an Acquired Subsidiary) and (d) PFAS Proceeds. For the avoidance of doubt, (i) all liabilities in respect of Taxes other than Taxes described in clause (c), (ii) Intercompany Indebtedness, and (iii) current liabilities relating to Capital Expenditures, in each case, shall not be included in the calculation of Closing Indebtedness.

“Closing Net Indebtedness” means, as of the Closing Date (without giving effect to the transactions contemplated in this Agreement), as determined in accordance with, and adjusted by, the Accounting Principles, (a) the Closing Indebtedness (stated as a positive amount), minus (b) the Closing Cash (it being understood that the Closing Net Indebtedness may be either a positive or negative number).

“Closing Net Working Capital” means, as of the Closing Date (without giving effect to the transactions contemplated in this Agreement), as determined in accordance with, and adjusted by, the Accounting Principles, (a) current assets of the Acquired Subsidiaries (excluding cash and deferred Tax assets or deferred Tax liabilities, if any), minus (b) current liabilities of the Acquired Subsidiaries. For the avoidance of doubt, (i) all current and deferred income Tax assets and liabilities, (ii) Intercompany Indebtedness, (iii) liabilities relating to Capital Expenditures, and (iv) the current portion of Closing Indebtedness, in each case, shall not be included in the calculation of Closing Net Working Capital.

“Closing Statement” has the meaning given such term in Section 2.03(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), (b) other benefit and compensation plan, contract, policy, program, practice, arrangement or agreement, including, but not limited to, pension, profit-sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life, employee loan, education assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, supplemental retirement, equity or equity-based, incentive and bonus plan, contract, policy, program, practice, arrangement or agreement, and (c) other employment, consulting or other individual agreement, and each other benefit or compensation plan, practice, policy, contract, program, and arrangement, in each case of (a), (b), and (c) if, (i) it is sponsored, maintained or contributed to by Seller, any Acquired Subsidiary or any other ERISA Affiliate of Seller (or with respect to which any of the foregoing are a party) in each case for the benefit of the Acquired Business Personnel or (y) with respect to which any of the Acquired Subsidiaries could reasonably be expected to have any actual or potential material liability, but excluding from the definition of Company Benefit Plan any multiemployer pension plan within the meaning of Section 3(37) of ERISA.

“Conduct of Business Exceptions” has the meaning given such term in Section 5.02(a).

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of November 1, 2024, between Purchaser and Seller.

“Confidentiality Terms” has the meaning given such term in Section 5.04(b).

“Consent” has the meaning given such term in Section 3.04(b).

“Continuing Employee” has the meaning given such term in Section 6.01(b).

“Contract” means any legally binding contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument.

“D&O Indemnified Parties” has the meaning given such term in Section 6.06(c).

“Data” means the data relating to the Acquired Subsidiaries or the Acquired Business as currently stored in either paper or an electronic format on computer servers operated by Seller (or any Affiliate thereof), including financial, employee, customer payment and billing information, customer service records, property records and maintenance records.

“Delayed Transfer Employee” means each Acquired Business Employee whose employment transfers to Purchaser or any of its Affiliates following the Closing Date, if any (including, for the avoidance of any doubt, any Leave Employee) because (a) such individual’s employment may not transfer to Purchaser or an Affiliate (including an Acquired Subsidiary) before the Closing Date under applicable Laws or (b) Seller reasonably believes that it is necessary to delay the transfer of employment for such individual.

“DOJ” has the meaning given such term in Section 5.01(b).

“Environmental Claim” has the meaning given such term in Section 3.15(e).

“Environmental Law” has the meaning given such term in Section 3.15(e).

“Environmental Permit” has the meaning given such term in Section 3.15(a).

“Equity Interests” means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents of such Person’s capital stock, partnership interests, membership interests, limited liability company interests or other equivalent equity or ownership interests and any rights, warrants, stock appreciation rights, phantom stock or options exchangeable or exercisable for or convertible into such capital stock or other equity or ownership interests (whether embedded in other securities or not), and all rights, privileges, liabilities and obligations incident thereto (including any put rights, call rights, preemptive rights or rights of first refusal or offer with respect thereto).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” with respect to an entity shall mean any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

“Estimated 2025 Capital Expenditure Amount” has the meaning given such term in Section 2.02(b).

“Estimated 2025 Capital Expenditure Excess” means the amount by which the Estimated 2025 Capital Expenditure Amount exceeds the 2025 Target Capital Expenditure Amount.

“Estimated 2025 Capital Expenditure Shortfall” means the amount by which the 2025 Target Capital Expenditure Amount exceeds the Estimated 2025 Capital Expenditure Amount.

“Estimated Closing Capital Expenditure Amount” has the meaning given such term in Section 2.02(b).

“Estimated Closing Net Indebtedness” has the meaning given such term in Section 2.02(b).

“Estimated Closing Statement” has the meaning given such term in Section 2.02(b).

“Estimated Net Working Capital” has the meaning given such term in Section 2.02(b).

“Estimated Net Working Capital Excess” means the amount by which the Estimated Net Working Capital exceeds the Target Net Working Capital.

“Estimated Net Working Capital Shortfall” means the amount by which the Target Net Working Capital exceeds the Estimated Net Working Capital.

“Excess Payment” has the meaning given such term in Section 2.03(d)(i).

“Fair Market Value Statutes” means 220 Illinois Compiled Statutes 5/9-210.5; Indiana Code 8-1-30.3; Kentucky Revised Statutes 278.295; Maryland Public Utilities Article § 6-301, et seq.; Tennessee Code Annotated 65-4-113; Tennessee Public Utility Regulation 1220-04-14-.03.

“Final Allocation Schedule” has the meaning given such term in Section 8.08(c).

“Final Order” has the meaning given such term in Section 7.01(a).

“Final Settlement Date” has the meaning given such term in Section 2.03(b).

“Final Statement” has the meaning given such term in Section 2.03(c).

“Financial Statements” has the meaning given such term in Section 3.05(a).

“Fraud” means a Party’s knowing and intentional misrepresentations with actual knowledge of falsity with respect to the making of the representations and warranties set forth in Article III (in the case of Seller) or Article IV (in the case of Purchaser), as applicable, or in any certificate delivered pursuant to this Agreement. For the avoidance of doubt, “Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, constructive fraud or any claim based on constructive knowledge, negligent or reckless misrepresentation or any similar theory.

“FTC” has the meaning given such term in Section 5.01(b).

“GAAP” means United States generally accepted accounting principles as in effect during the applicable periods.

“Good Utility Practice” means (a) any of the practices, methods and acts engaged in or approved by a significant portion of the water and wastewater utility industry during the relevant time period or (b) any of the practices, methods or acts that, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition; provided that Good Utility Practice is not intended to be limited to optimum practices, methods or acts to the exclusion of all others but rather to be acceptable practices, methods or acts generally accepted in the geographic location of the performance of such practice, method or act.

“Government Official” has the meaning given such term in Section 3.22(a)(ii).

“Governmental Entity” has the meaning given such term in Section 3.04(b).

“HSR Act” has the meaning given such term in Section 3.04(b).

“IIF” means the Infrastructure Investment Fund, a fund advised by J.P. Morgan Asset Management.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property or equipment (other than trade payables incurred in the ordinary course of business), (d) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (e) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of any other Person or to purchase the obligations or property of any other Person, (f) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (g) letters of credit, performance bonds, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person, to the extent amounts are drawn upon.

“Intellectual Property” means intellectual property rights existing under the Laws of any jurisdiction worldwide, including (a) patents, (b) trademarks, service marks, trade dress, logos, trade names, and Internet domain names and all goodwill associated therewith or symbolized thereby, (c) copyrighted works and copyrights, (d) trade secrets and rights in know-how and (e) as applicable, all registrations and applications for any of the foregoing.

“Intercompany Indebtedness” means any Indebtedness owed by an Acquired Subsidiary to another Acquired Subsidiary.

“IRS” means the U.S. Internal Revenue Service.

“Judgment” has the meaning given such term in Section 3.04(a).

“Knowledge” of (a) Seller means, with respect to any matter in question, the actual knowledge of the following: Steve Lubertozzi or Justin Kersey and (b) Purchaser means, with respect to any matter in question, the actual knowledge of the following: John Griffith, in each of (a) and (b), after making reasonable inquiry of such Person’s direct reports having primary responsibility for such matter.

“Labor Organization” has the meaning given such term in Section 3.10(a).

“Law” means any domestic or foreign, federal, state or local statute, law (including common law), ordinance, rule, binding administrative interpretation, code, rule, regulation, Order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity, including the rules, directives, regulations and requests of the Utilities Commissions.

“Leased Property” has the meaning given such term in Section 3.17(b).

“Leave Employee” has the meaning given such term in Section 6.01(a).

“Legal Restraint” has the meaning given such term in Section 7.01(b).

“Liens” has the meaning given such term in Section 3.02(a).

“Loss(es)” means any and all judgments, losses, liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies, losses and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment).

“Material Adverse Effect” means any fact, circumstance, effect, change, event or development (an “Effect”) that has or would reasonably be expected to have, individually or taken together with all other Effects, a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Acquired Subsidiaries, taken as a whole; provided that no Effect to the extent resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred: (a) any Effect affecting the water or wastewater utility industries in which the Acquired Subsidiaries operate (including, in each case, any changes in the operations thereof); (b) any Effect affecting any economic, legislative or political condition (including the imposition or adjustment of tariffs) or affecting any securities, credit, financial or other capital markets conditions, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (c) any change in customer usage patterns; (d) any failure in and of itself by the Acquired Subsidiaries to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying causes of the failure to meet any projections, budgets, forecasts, estimates or predictions may be taken into account in determining whether a Material Adverse Effect may have occurred unless such cause is otherwise excepted from this definition); (e) any change attributable to the announcement, execution or delivery of this Agreement or the pendency of the transactions contemplated by this Agreement (it being understood that the exception in this clause (e) shall not apply to the references to Material Adverse Effect in the representations and warranties contained in Section 3.04(a) and, to the extent related to such portions of such representations and warranties, the condition in Section 7.03(a)), including (i) any action taken by any Acquired Subsidiary that is required or contemplated pursuant to this Agreement, or is consented to by Purchaser, or any action taken by Purchaser or any Affiliate thereof, to obtain any Consent from any Governmental Entity to the consummation of the transactions contemplated by this Agreement and the result of any such actions, (ii) any Effect in supplier, employee, financing source, shareholder, regulatory, partner or similar relationships resulting therefrom, (iii) any reduction in the credit rating of any of the Acquired Subsidiaries or (iv) any Effect that arises out of or relates to the identity of Purchaser or any of its Affiliates as the acquirer of the Acquired Subsidiaries; (f) any change in applicable Law or GAAP (or authoritative interpretation thereof); (g) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, cyber-attack, sabotage or terrorism threatened or underway as of the date hereof; (h) any hurricane, tornado, tsunami, flood, earthquake, fire or other natural disaster or weather-related event, circumstance or development; or (i) any Effect (regardless of the applicability of any other subpart hereof) arising out of, in response to, or resulting from any pandemic (including COVID-19), epidemic or other disease outbreak or any domestic or foreign protests, including any changes in habits of people or markets, or any Law or any directive, pronouncement or guideline issued by a Governmental Entity or industry group, including providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of any of the foregoing; provided, however, that any Effect set forth in clauses (a), (b), (c) and (h) above may be taken into account in determining whether a Material Adverse Effect has occurred solely to the extent such Effect has a materially disproportionate adverse effect on the Acquired Subsidiaries, taken as a whole, as compared to other entities (if any) engaged in the water and wastewater utility business and related businesses in the same state or states in which such Effect has taken place (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Material Adverse Effect, to the extent such change is not otherwise excluded from being taken into account by clauses (a) through (i) of this definition).

“Material Contract” has the meaning given such term in Section 3.16(a).

“Materials of Environmental Concern” has the meaning given such term in Section 3.15(e).

“Net Working Capital Excess” means the amount by which the Closing Net Working Capital exceeds the Target Net Working Capital, provided, however, such Net Working Capital Excess shall in no event be greater than $2,000,000 for purposes of determining the Purchase Price.

“Net Working Capital Shortfall” means the amount by which the Target Net Working Capital exceeds the Closing Net Working Capital.

“Notice of Disagreement” has the meaning given such term in Section 2.03(b).

“Order” means any order, injunction, Judgment, decree, ruling, writ, assessment, settlement, stipulation or award.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, articles, notices of articles, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, shareholder agreements and certificates of existence, as applicable.

“Outside Date” has the meaning given such term in Section 9.01(b).

“Owned Property” has the meaning given such term in Section 3.17(b).

“Party” has the meaning given such term in the Preamble.

“Permit” has the meaning given such term in Section 3.12.

“Permitted Encumbrances” means:

(a) liens for Taxes not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(b) mechanic’s, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business or in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations for amounts not yet delinquent or for amounts the validity of which is being contested in good faith by appropriate proceedings;

(c) easements, covenants, rights of way, convents, conditions and restrictions and other similar encumbrances or imperfections of title and other Liens that would not reasonably be expected to materially impair the value of such real property or materially impair the continued use and operation of such real property, as presently conducted;

(d) matters that are shown in title reports, title commitments, title opinions or title policies and encroachments, Liens and any matters not of record that would be disclosed by an accurate survey or inspection of such real property that would not reasonably be expected to materially impair the value of such real property or materially impair the continued use and operation of such real property, as presently conducted;

(e) zoning, entitlement, environmental or conservation restrictions and other land use and environmental restrictions and ordinances that would not reasonably be expected to materially impair the value of such real property or materially impair the continued use and operation of such real property, as presently conducted;

(f) rights, terms or conditions of any Acquired Business Lease or Liens arising under equipment leases with third parties;

(g) with respect to any Leased Property, any Liens affecting solely the interest of the landlord under the applicable Acquired Business Lease;

(h) licenses of or other grants of rights to use Intellectual Property;

(i) Liens that will be released prior to or as of the Closing Date;

(j) liens arising under applicable securities laws; and

(k) Liens arising under this Agreement.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” has the meaning given such term in Section 5.04(c).

“PFAS Proceeds” means the aggregate amount of all cash proceeds or damages awards actually received by any Acquired Subsidiary prior to and including the Closing Date in connection with the litigation proceedings listed in Item 2 of Section 1.01 of the Seller Disclosure Letter.

“Post-Closing Transition” has the meaning given such term in Section 5.11(b).

“Pre-Closing Claims” has the meaning given such term in Section 6.06(b).

“Preliminary Purchase Price” means (a) the Base Purchase Price, plus (b) the Estimated Net Working Capital Excess (if any), minus (c) the Estimated Net Working Capital Shortfall (if any), plus (d) the Estimated 2025 Capital Expenditure Excess (if any), minus (e) the Estimated 2025 Capital Expenditure Shortfall (if any), plus (f) the Estimated Closing Capital Expenditure Amount, minus (g) the Estimated Closing Net Indebtedness.

“Proposed Allocation Schedule” has the meaning given such term in Section 8.08(c).

“Purchase Price” has the meaning given such term in Section 2.02(a).

“Purchaser” has the meaning given such term in the Preamble.

“Purchaser Fundamental Representations” means those representations and warranties set forth in Section 4.01 (Organization, Standing and Power), Section 4.02 (Authority; Execution and Delivery; Enforceability), Section 4.03(a)(i), 4.03(a)(iii) and 4.03(b) (No Conflicts; Consents) and Section 4.07 (Brokers’ Fees and Expenses).

“Purchaser Indemnified Parties” has the meaning given such term in Section 8.06(a).

“Purchaser Material Adverse Effect” means any Effect that has or would reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay Purchaser’s consummation of, the transactions contemplated by this Agreement.

“Purchaser Statutory Approvals” has the meaning given such term in Section 4.03(b).

“Purchaser Termination Fee” means five percent (5%) of the Base Purchase Price.

“Qualified Plan” has the meaning given such term in Section 3.09(c).

“Regulatory Proceedings” has the meaning given such term in Section 5.03.

“Related to the Acquired Business” means exclusively relating to, exclusively held for use with, or exclusively used in connection with the Acquired Business, in each case, as the context requires.

“Related to the Retained Business” means primarily relating to, primarily held for use with, or primarily used in connection with the Retained Business, in each case, as the context requires.

“Release” has the meaning given such term in Section 3.15(e).

“Released Parties” has the meaning given such term in Section 10.14.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives, in each case, solely to the extent acting on behalf of such Person in connection with the Transaction.

“Required Consents” has the meaning given such term in Section 4.03(a).

“Required Seller Consents” has the meaning given such term in Section 3.04(a).

“Required Statutory Approvals” has the meaning given such term in Section 4.03(b).

“Retained Business” means all other businesses, products or services, other than the Acquired Business, now, previously or hereafter conducted by Seller and the Retained Companies.

“Retained Business Assets” means, as of the Closing Date, all assets, properties, claims and rights of Seller and the Retained Companies, including:

(a) all Permits Related to the Retained Business;

(b) all Contracts Related to the Retained Business and all rights or claims related to or arising under the foregoing;

(c) all machinery, equipment, office equipment and supplies and all other items of tangible personal property (including all furniture, furnishings, fixtures, vehicles, tools, components, laptops, tablets and smartphones) that are Related to the Acquired Business or otherwise primarily utilized by the Retained Business Personnel;

(d) all assets of any Company Benefit Plan other than any Company Benefit Plan sponsored by an Acquired Subsidiary;

(e) the Seller Marks (and all goodwill associated therewith or symbolized thereby, all applications and registrations therefor and all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof) and all Intellectual Property Related to the Retained Business; and

(f) the assets, properties, claims and rights of Seller and the Retained Companies set forth on Section 1.03 of the Seller Disclosure Letter.

“Retained Business Liabilities” means, as of the Closing Date, all liabilities of Seller and the Retained Companies, including:

(a) all liabilities to the extent Related to the Retained Business or arising therefrom;

(b) all liabilities in respect of any claim, whether or not presently threatened, asserted or pending, to the extent Related to the Retained Business or the operation of the Retained Business Assets;

(c) all liabilities with respect to Company Benefit Plans other than those Company Benefit Plans sponsored by an Acquired Subsidiary;

(d) all liabilities to the extent arising out of any noncompliance Related to the Retained Business or the Retained Business Personnel with any applicable Law; and

(e) the liabilities of Seller and the Retained Companies set forth on Section 1.04 of the Seller Disclosure Letter.

“Retained Business Personnel” means employees and independent contractors of Seller and the Retained Companies other than the Acquired Business Personnel.

“Retained Companies” means all of Seller’s direct and indirect Subsidiaries other than the Acquired Subsidiaries, including any Subsidiary formed after the date hereof for the purpose of engaging in the Retained Business.

“Sanctioned Jurisdiction” means any country or region subject to comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea Syria, Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic regions of Ukraine and the Russian-occupied areas of the Kherson Oblast and the Zaporizhzhia Oblast).

“Sanctioned Person” means any Person subject to Sanctions, including as a result of being (a) listed on any Sanctions-related list of restricted Persons maintained by the United States (including the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State), the government of Canada, Global Affairs Canada, Public Safety Canada, the Department of Justice Canada, the United Nations Security Council, the European Union, any European Union member state and the United Kingdom, (b) located, organized, or ordinarily resident in a Sanctioned Jurisdiction or (c) directly or indirectly owned fifty percent or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) or (b).

“Sanctions” means any economic or financial sanctions or trade embargoes imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the government of Canada, Global Affairs Canada, Public Safety Canada, the Department of Justice Canada, the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.

“Section 338(h)(10) Elections” has the meaning given such term in Section 8.08(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning given such term in the Preamble.

“Seller Disclosure Letter” has the meaning given such term in Article III.

“Seller Fundamental Representations” means those representations and warranties set forth in Section 3.01 (Organization, Standing and Power), Section 3.02 (Capital Structure; Title), Section 3.03 (Authority; Execution and Delivery, Enforceability), Sections 3.04(a)(i), 3.04(a)(iii) and 3.04(b) (No Conflicts; Consents) and Section 3.21 (Brokers’ Fees and Expenses).

“Seller Indemnified Parties” has the meaning given such term in Section 8.06(b).

“Seller Indirect Parent” means Nexus Water Group Holdings, Inc.

“Seller Marks” has the meaning given such term in Section 5.09(a).

“Seller Related Party” means any of Seller’s former, current and future Affiliates, and each of its and their respective former, current and future direct or indirect directors, officers, principals, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, successors, assignees, Affiliates, controlling Persons or representatives.

“Seller Statutory Approvals” has the meaning given such term in Section 3.04(b).

“Senior Foreign Political Figure” has the meaning given such term in 31 C.F.R. § 1010.605(p).

“Shared Seller Policies” has the meaning given such term in Section 6.06(b).

“Shortfall Payment” has the meaning given such term in Section 2.03(d)(i).

“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates.

“Straddle Period” has the meaning given such term in Section 8.07.

“Straddle Period Return” has the meaning given such term in Section 8.01.

“Subsequent Mergers” means, after the Closing, the merger of each Acquired Subsidiary with and into the Subsidiary owned by Purchaser in the state that such Acquired Subsidiary is engaged in the business of providing water and wastewater utility services.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than fifty percent (50%) of the Equity Interests of which) is owned directly or indirectly by such first Person.

“Support Obligations” has the meaning given such term in Section 5.08(a).

“Surviving Covenants” has the meaning given such term in Section 10.01.

“Target Net Working Capital” means ($3,000,000).

“Tax Proceeding” has the meaning given such term in Section 8.03.

“Tax Returns” means any return, declaration, statement, report, election, claim for refund, information return or similar filing filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any and all U.S. federal, state, local, or non-U.S. taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind, including gross income, net income, gross receipts, capital gains, net worth, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, branch profits, estimated, withholding, social security (or similar, including FICA), unemployment, disability, real property, or personal property, ad valorem, sales, services, digital services, use, transfer, documentary, recording, environmental, registration, value added, alternative or add-on minimum, or other tax, governmental charge, customs duty, tariff, impost, levy or other similar charges, in each case, in the nature of a tax and imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts, and any liability for any of the foregoing resulting from having been a member of a group filing a combined, consolidated, affiliated, unitary or similar tax group, by operation of any other applicable tax Law, or as a transferee or successor.

“Taxing Authority” means any Governmental Entity responsible for the administration or collection of any Tax.

“Transaction” has the meaning given such term in the Recitals.

“Transfer Taxes” has the meaning given such term in Section 8.05.

“Transition Committee” has the meaning given such term in Section 5.11(a).

“Transition Plan” has the meaning given such term in Section 5.11(a).

“Utilities Commissions” means Indiana Utility Regulatory Commission, Illinois Commerce Commission, Kentucky Public Service Commission, Maryland Public Service Commission, New Jersey Board of Public Utilities, Pennsylvania Public Utilities Commission, Tennessee Public Utility Commission and Virginia Corporation Commission.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable state or local Law requiring notice to employees in the event of a plant closing or mass layoff.

“Water Rights” has the meaning given such term in Section 3.14.

“Willful Breach” means a material breach of, or failure to perform, any of the covenants or other agreements contained in this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing Party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement.

1.02 Interpretation; Construction. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Any reference herein to any statute shall also be deemed to refer to all rules and regulations promulgated thereunder. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any Law defined or referred to herein means such Law as amended, modified or supplemented as of the applicable date or period of time. Any Contract defined or referred to herein means such Contract as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. The words “made available” and words of similar import refer to documents which were, at least two (2) Business Days prior to the execution of this Agreement, posted to the data site maintained by Seller or its Representatives in connection with the transactions contemplated by this Agreement. When calculating the period of time before which, within which or after which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. All references in this Agreement to a number of days are to such number of calendar days unless Business Days are specified. References herein to “as of the date hereof” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

ARTICLE II

SALE AND PURCHASE

2.01 Sale and Purchase. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser and Purchaser shall purchase, acquire and accept from Seller, the Equity Interests in the Acquired Subsidiaries (the “Acquired Interests”), free and clear of all Liens (other than Permitted Encumbrances), for the consideration specified in Section 2.02(a).

2.02 Purchase Price; Estimated Closing Statement.

(a) Purchase Price. At the Closing, Purchaser shall pay Seller the Preliminary Purchase Price in immediately available funds by wire transfer to an account or accounts that have been designated by Seller to Purchaser in writing prior to the Closing, which amount shall be adjusted in accordance with Section 2.03 (as so adjusted, the “Purchase Price”).

(b) Estimated Closing Statement. No later than five (5) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a written statement (the “Estimated Closing Statement”) setting forth, with reasonable supporting information, Seller’s estimated calculation of (i) the Closing Net Indebtedness (the “Estimated Closing Net Indebtedness”), also setting forth therein the calculation of the Closing Cash, (ii) the 2025 Capital Expenditure Amount (the “Estimated 2025 Capital Expenditure Amount”), (iii) the Closing Capital Expenditure Amount (the “Estimated Closing Capital Expenditure Amount”) and (iv) the Closing Net Working Capital (the “Estimated Net Working Capital”), in each case, determined as of the anticipated Closing Date and calculated in accordance with the Accounting Principles.

2.03 Purchase Price Adjustments.

(a) Closing Statement. Within thirty (30) days after the Closing, Purchaser shall prepare and deliver to Seller a written statement (the “Closing Statement”) setting forth, with reasonable supporting information, Purchaser’s calculation of (i) the Closing Net Indebtedness, setting forth therein the calculation of the Closing Cash, (ii) the 2025 Capital Expenditure Amount, (iii) the Closing Capital Expenditure Amount, (iv) the Closing Net Working Capital and (v) any asserted Excess Payment or Shortfall Payment, in each case, determined as of the Closing Date and calculated in accordance with the Accounting Principles; provided that if Purchaser does not deliver the Closing Statement within such time period, then the Estimated Closing Statement shall be deemed to be the Closing Statement. Purchaser shall provide Seller and its Representatives reasonable access during normal business hours to the Books and Records as may reasonably be required by Seller for purposes of Seller’s review of the Closing Statement. Each Party shall make itself and its Representatives available as reasonably required by the other Party for purposes of this Section 2.03.

(b) Notice of Disagreement. The Closing Statement shall become final and binding upon the Parties on the earlier of the date that is (i) thirty (30) days after receipt thereof by Seller and (ii) ten (10) days after the expiration of the thirty (30)-day time period specified in Section 2.03(a) in the event Purchaser does not deliver a Closing Statement within such time period (the “Final Settlement Date”), unless Seller gives written notice of its disagreement (“Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall specify in reasonable detail the dollar amount, nature and basis of any such disagreement. If a Notice of Disagreement is received by Purchaser, then the Closing Statement (as revised in accordance with Section 2.03(c), if applicable) shall become final and binding on the Parties on, and the Final Settlement Date shall be, the earlier of (A) the date upon which Seller and Purchaser agree in writing with respect to all matters specified in the Closing Statement and (B) the date upon which the Final Statement is issued by the Accountant Arbitrator pursuant to Section 2.03(c).

(c) During the first thirty (30) days after the date upon which Purchaser receives a Notice of Disagreement, the Parties shall attempt to resolve in writing any differences that they may have with respect to all matters specified in the Notice of Disagreement. If the Parties have not reached agreement within such thirty (30) day period, then the Parties shall, within ten (10) days thereafter, agree upon the selection of an arbitrator (the “Accountant Arbitrator”), who shall be a partner of a nationally recognized independent public accounting firm, to determine the Final Statement. If the Parties fail to agree upon the selection of the Accountant Arbitrator within such ten (10) day period, then either Party may request that the AAA appoint the Accountant Arbitrator. Upon his or her appointment, the Accountant Arbitrator shall, as soon as reasonably practicable, establish a timetable and a hearing date for the determination of the Final Statement. All proceedings before the Accountant Arbitrator shall be conducted on a confidential basis. Such proceedings shall be seated in Houston, Texas, although the Accountant Arbitrator may direct that any physical hearing occur in another location, or by video conference or teleconference. Neither the Accountant Arbitrator nor any Person within his or her firm shall have any ex parte communications with any of the Parties concerning the determinations required hereunder. All communications between any Party, or any of its Representatives, and the Accountant Arbitrator shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a hearing or preliminary conference to which the representatives of both Seller and Purchaser have been invited and of which such Parties have been provided prior written notice. Seller and Purchaser shall, not later than seven (7) days prior to the hearing date set by the Accountant Arbitrator, each submit a brief (to include their respective calculations with regard to amounts in dispute) to the Accountant Arbitrator. Within three (3) Business Days after the conclusion of the hearing, the Accountant Arbitrator shall render a written award, which award shall include a written statement of his or her findings and conclusions regarding the calculations of the Closing Net Indebtedness (including the calculation of the Closing Cash), the 2025 Capital Expenditure Amount, the Closing Capital Expenditure Amount and the Closing Net Working Capital set forth in the Closing Statement. The Accountant Arbitrator shall (i) act as an arbitrator and not as an expert, (ii) not have power to resolve any disputes other than disagreements as to the calculations of the Closing Net Indebtedness (including the calculation of the Closing Cash), the 2025 Capital Expenditure Amount, the Closing Capital Expenditure Amount and the Closing Net Working Capital in accordance with this Section 2.03(c) and (iii) for each disputed item, not assign a value greater than the greatest value for such item claimed by either Seller or Purchaser or smaller than the smallest value for such item claimed by either Seller or Purchaser. The decision of the Accountant Arbitrator shall be final and binding on the Parties, absent manifest error, and judgment thereupon may be entered in any court of competent jurisdiction. Seller and Purchaser shall each bear fifty percent (50%) of the fees and expenses of the Accountant Arbitrator pursuant to this Section 2.03(c) and shall bear their own costs and expenses (including attorney’s fees) in any dispute arising under this Section 2.03. As used in this Agreement, the term “Final Statement” shall mean (A) the Closing Statement delivered pursuant to Section 2.03(a), as subsequently adjusted, if applicable, pursuant to this Section 2.03(c) to reflect any subsequent written agreement between the Parties with respect thereto and, if submitted to the Accountant Arbitrator, any amendments or modifications to the Closing Statement decided by the Accountant Arbitrator or (B) if the Closing Statement is not delivered within the time period specified in Section 2.03(a), the Estimated Closing Statement.

(d) Final Settlement and Adjustment to Purchase Price; Payment.

(i)

(A) If the Preliminary Purchase Price is less than the Adjusted Purchase Price, then the Purchase Price shall equal the Preliminary Purchase Price increased by an amount equal to such difference (a “Shortfall Payment”) and (B) if the Preliminary Purchase Price is greater than the Adjusted Purchase Price, then the Purchase Price shall equal the Preliminary Purchase Price decreased by an amount equal to such difference (an “Excess Payment”).

(ii)

Any Shortfall Payment or Excess Payment shall be paid by Purchaser to Seller or Seller to Purchaser, respectively, not later than three (3) Business Days after the Final Settlement Date by wire transfer of immediately available funds to an account or accounts specified by Purchaser or Seller, as applicable.

To the extent permitted by applicable Law, the Parties shall treat any payment made pursuant to this Section 2.03(d) as an adjustment to the aggregate consideration paid to Seller in connection with the Transaction for all Tax purposes.

2.04 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the exchange of electronic documents, at 9:00 a.m. New York time, on the tenth (10th) Business Day after the day on which all of the conditions set forth in Article VII have been satisfied or waived in accordance with this Agreement (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date on which the Closing occurs is referred to as the “Closing Date.” Notwithstanding anything to the contrary in Section 9.01(b), if the conditions to the Closing set forth in Article VII (except for those conditions to the Closing that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) have been satisfied or waived on a date that is prior to the Outside Date but the Closing Date would occur after the Outside Date, the Outside Date shall be automatically extended such that it occurs on the day immediately following the ten (10) Business Day period described in the preceding sentence. At the Closing:

(a) Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i)	a properly completed and executed IRS Form W-9 for Seller and each Acquired Subsidiary;

(ii)	an assignment of the Acquired Interests in substantially the form of Exhibit B hereto (the “Acquired Interests Assignment Agreement”), duly executed by Seller;

(iii)	all other Ancillary Agreements, if any, to which Seller or an Affiliate is a party, duly executed by Seller or such Affiliate thereof;

(iv)	copies (or other evidence) of all valid Consents of all Governmental Entities required to be obtained, filed or made by Seller in satisfaction of Section 7.01(a);

(v)	the officer’s certificate referred to in Section 7.03(b); and

(vi)	a duly executed IRS Form 8023 making the Section 338(h)(10) Election.

(b) Purchaser shall deliver, or cause to be delivered, to Seller the following:

(i)	the Preliminary Purchase Price referred to in Section 2.02(a);

(ii)	the Acquired Interests Assignment Agreement, duly executed by Purchaser;

(iii)	all other Ancillary Agreements, if any, to which Purchaser or an Affiliate is a party, duly executed by Purchaser or such Affiliate thereof;

(iv)	the officer’s certificate referred to in Section 7.02(b); and

(v)	copies (or other evidence) of all valid Consents of all Governmental Entities required to be obtained, filed or made by Purchaser in satisfaction of Section 7.01(a).

2.05 Withholding. Except as otherwise provided in Section 5.11, Purchaser and any other Person making payments pursuant to this Agreement shall be entitled to deduct and withhold any amount from any amounts payable pursuant to this Agreement as it is required to deduct and withhold with respect to the payment of such amounts under the Code, or any provision of U.S. federal, state, local or foreign Law. As soon as reasonably practicable, but in any event at least fifteen (15) Business Days prior to deducting or withholding from any amounts otherwise payable pursuant to this Agreement, the applicable payor shall notify the applicable payee in writing of such intent to deduct and withhold and the basis therefor and shall provide such payee with a reasonable opportunity to provide such forms or other evidence as will reduce or eliminate such deduction or withholding. Any withheld amounts shall be duly and timely paid over to the appropriate Taxing Authority and any amounts so paid over shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER REGARDING SELLER, THE ACQUIRED SUBSIDIARIES AND THE ACQUIRED BUSINESS

Except as set forth in the disclosure letter delivered by Seller to Purchaser concurrently with the execution and delivery by Seller of this Agreement (the “Seller Disclosure Letter”) and subject to Section 10.12, Seller represents and warrants to Purchaser as of the date hereof and as of the Closing Date (unless otherwise stated) as follows:

3.01 Organization, Standing and Power . Each of Seller and the Acquired Subsidiaries is as of the date hereof, and as of the Closing Date each of the Acquired Subsidiaries will be, duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except where the failure to be so organized, existing or in good standing, individually or in the aggregate, is not and would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Subsidiaries, taken as a whole. Seller and each Acquired Subsidiary is as of the date hereof, and as of the Closing Date each of the Acquired Subsidiaries will be, duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller has made available to Purchaser, prior to execution of this Agreement, true, correct and complete copies of the applicable Organizational Documents of each of the Acquired Subsidiaries.

3.02 Capital Structure; Title.

(a) All the outstanding Equity Interests in each Acquired Subsidiary have been as of the date hereof, and as of the Closing Date all the outstanding Equity Interests in each of the Acquired Subsidiaries will have been, validly issued and are fully paid and nonassessable and are indirectly owned by Seller free and clear of all pledges, liens, claims, charges, mortgages, deeds of trust, security interests, easements, rights of way and other similar encumbrances (collectively, “Liens”) and free of any other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Equity Interests), except for (i) Permitted Encumbrances or (ii) restrictions set forth in each Acquired Subsidiary’s Organizational Documents or restrictions generally imposed on securities under U.S. federal or state securities Laws applicable to securities generally or utility Laws. Except as set forth in each Acquired Subsidiary’s Organizational Documents and in this Agreement, none of the Equity Interests in the Acquired Subsidiaries are as of the date hereof, and as of the Closing Date none of the Equity Interests in the Acquired Subsidiaries will be, subject to any shareholder agreement, investor rights agreement, registration rights agreement, voting agreement, trust or proxy arrangement other than as a result of the transactions contemplated by this Agreement.

(b) Section 3.02(b) of the Seller Disclosure Letter lists the authorized and outstanding capitalization of each Acquired Subsidiary as of the date hereof. Seller has good and valid title to all Acquired Interests, free and clear of any Liens (other than (x) Permitted Encumbrances or (y) restrictions set forth in each Acquired Subsidiary’s Organizational Documents or restrictions generally imposed on securities under U.S. federal or state securities Laws applicable to securities generally or utility Laws).

(c) No Acquired Subsidiary owns, directly or indirectly, any Equity Interests in, or any interest convertible into or exchangeable or exercisable for, any Equity Interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting five (5%) percent or less of a class of outstanding securities of any entity.

(d) There are no outstanding securities convertible into or exchangeable for Equity Interests in any Acquired Subsidiary or any options, warrants, phantom stock, stock appreciation rights, profit participation, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer, preemptive rights, convertible securities or other Contracts that could require any Acquired Subsidiary to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem Equity Interests in any Acquired Subsidiary.

3.03 Authority; Execution and Delivery, Enforceability. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Ancillary Agreements to which it is or will be a party and to consummate the Transaction and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the Transaction and the transactions contemplated hereby have been duly and validly authorized and no other corporate proceedings are necessary to authorize, adopt or approve this Agreement or to consummate the Transaction and the other transactions contemplated by this Agreement. Seller has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Purchaser, this Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

3.04 No Conflicts; Consents.

(a) The execution and delivery by Seller of this Agreement does not, and the performance by Seller of its obligations hereunder and the consummation of the Transaction and the other transactions contemplated by this Agreement and the Ancillary Agreements to which Seller is a party, will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation under, or result in the creation of any Lien upon any of the properties or assets of any Acquired Subsidiary under, any provision of (i) the Organizational Documents of Seller or any Acquired Subsidiary, (ii) assuming the receipt of the Consents contemplated in Section 3.04(a)(ii) of the Seller Disclosure Letter (the “Required Seller Consents”), any Material Contract or (iii) subject to the Consents and other matters referred to in Section 3.04(b), any judgment, order or decree of a Governmental Entity or arbitrator other than a Permit (“Judgment”) or Law, in each case applicable to any Acquired Subsidiary or their respective properties or assets, except, in the case of the preceding clauses (ii) and (iii), for such violations or breaches that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) No consent, waiver, Permit, declaration or filing (any of the foregoing, a “Consent”), of or from, or made to or with, any federal, national, state, tribal, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental entity or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by Seller in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transaction and the other transactions contemplated by this Agreement, other than (i) compliance with and Consents under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) the Consents of each of the Utilities Commissions with respect to the consummation of the Transaction set forth in Section 3.04(b)(ii) of the Seller Disclosure Letter, and (iii) any pre-approvals of license transfers by the Federal Communications Commission (collectively, the Consents in the preceding clauses (i) through (iii), the “Seller Statutory Approvals”).

3.05 Financial Statements.

(a) Copies of the unaudited consolidated balance sheets of the Acquired Subsidiaries for the fiscal years ended December 31, 2023 and December 31, 2024, and the related unaudited consolidated statements of income, owners’ equity and cash flows with respect thereto, together with all related notes and schedules thereto (the “Financial Statements”), have been made available to Purchaser.

(b) The Financial Statements present in all material respects the financial condition and results of operations of the applicable Acquired Subsidiaries as of the dates thereof or for the periods covered thereby, and have been prepared in accordance with GAAP applied on a basis consistent with the past practices of the applicable Acquired Subsidiaries, and for the period from April 1, 2024 through December 31, 2024, with GAAP applied on a basis consistent with the past practices of the applicable Acquired Subsidiaries, except, for the absence of footnote disclosure and normal and recurring year-end adjustments, none of which would be material (whether individually or in the aggregate).

3.06 Regulation as a Utility.

(a) Each Acquired Subsidiary set forth in Section 3.06 of the Seller Disclosure Letter is a regulated public utility or public service company (or similar designation) in the jurisdiction, and by the Governmental Entity, listed opposite such Acquired Subsidiary.

(b) Since December 31, 2023, each Acquired Subsidiary has filed with the appropriate Governmental Entities all documents required to be filed by it under applicable state utility Laws, except for filings the failure of which to make are not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) As of the date hereof, no Acquired Subsidiary is subject to regulation as a public utility or public service company (or similar designation) by any other state in the United States, other than the state listed opposite such Acquired Subsidiary in Section 3.06 of the Seller Disclosure Letter.

3.07 Absence of Certain Changes or Events. Since December 31, 2024, and until the date hereof, the Acquired Business has in all material respects been conducted in the ordinary course and there has not been any event or development that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.08 Taxes. Except for failures that would not have reasonably been expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) Each Acquired Subsidiary has (i) filed, or caused to be filed, all Tax Returns that it was required to file when due in accordance with applicable Law (taking into account any extension of time within which to file) and (ii) paid or caused to be paid all Taxes shown as due and payable on such Tax Returns.

(b) There are no outstanding agreements or waivers extending the statutory period of limitations applicable to the assessment of any Tax against the Acquired Subsidiaries (other than extensions arising from an automatic extension of the due date for filing a Tax Return).

(c) There are no ongoing, pending or, to the Knowledge of Seller, threatened audits, examinations or other administrative or judicial proceedings with respect to any Taxes of any Acquired Subsidiary being conducted, or proposed deficiencies or other claims for unpaid material Taxes of the Acquired Subsidiaries.

(d) No Acquired Subsidiary (i) is now or has been a member of an “affiliated group” as defined in Section 1504 of the Code (or any similar provision of any applicable Law), other than an “affiliated group” of which Seller Indirect Parent or any of its Subsidiaries is the common parent or (ii) has any material liability for the Taxes of any other Person (other than a member of an “affiliated group” of which Seller Indirect Parent or any of its Subsidiaries is the common parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of any applicable Law), or as a transferee or successor.

(e) No Acquired Subsidiary (i) is a party to or bound by, or has any liability under any Tax allocation, indemnification, sharing or similar Contract other than, (x) any Contract solely between one or more of the Acquired Subsidiaries or (y) customary indemnifications for Taxes contained in Contracts the primary purposes of which do not relate to Taxes, or (ii) has granted any power of attorney with respect to any matters related to Taxes that is currently in force.

(f) Since January 1, 2023, no Acquired Subsidiary has entered into or been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) as of the date hereof, respectively, excluding any transactions contemplated by this Agreement.

(g) Notwithstanding anything to the contrary in this Agreement, this Section 3.08 (and so much of Section 3.09 as relates to Taxes) are the sole representations and warranties in this Agreement, and no other representation or warranty in this Agreement shall be construed or interpreted as containing any representation or warranty, in each case with respect to Tax matters. The representations and warranties set forth in this Section 3.08 (i) are made only with respect to Tax periods ending on or prior to the Closing Date and (ii) shall not be construed as a representation or warranty, and shall not be relied upon for any claim for Losses, with respect to the existence, amount, expiration date, limitation on or availability of any Tax asset or attribute attributable to any Tax period (or portion thereof) beginning after the Closing Date, or for any Tax positions taken by Purchaser or its Affiliates (including the Acquired Subsidiaries) in any Tax period (or portion thereof) beginning after the Closing Date.

3.09 Employee Benefits.

(a) Section 3.09(a) of the Seller Disclosure Letter sets forth a correct and complete list of each material Company Benefit Plan in effect as of the date hereof. Seller has made available to Purchaser written summary plan descriptions of each material Company Benefit Plan that is sponsored by an Acquired Subsidiary or an Affiliate thereof.

(b) Each Company Benefit Plan has been established, registered, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no pending or, to the Knowledge of Seller, threatened material claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(c) Section 3.09(c) of the Seller Disclosure Letter identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code as of the date hereof (each, a “Qualified Plan”). To the Knowledge of Seller, there are no existing circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust.

(d) Each Company Benefit Plan that is intended to qualify for tax-preferred or tax-exempt treatment has been duly registered in accordance with applicable Laws, and, to the Knowledge of Seller, there are no existing circumstances and no events have occurred that could reasonably be expected to adversely affect the tax or registered status of any such Company Benefit Plan except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) With respect to each Company Benefit Plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, no liability under Title IV or Section 302 of ERISA has been incurred by any Acquired Subsidiary that has not been satisfied in full, and no condition exists that presents a material risk to any Acquired Subsidiary of incurring any such liability.

(f) None of the Acquired Subsidiaries has maintained, established, contributed to, been obligated to contribute to, or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA. No Acquired Subsidiary sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any United States employees with post-employment or post-retirement medical or death benefits (whether or not insured) with respect to former or current directors or employees, or their respective beneficiaries or dependents, beyond their retirement or other separation from service, except as required by Section 4980B of the Code or similar state statute.

(g) The execution of this Agreement and the consummation of the Transaction will not, either alone or, to the Knowledge of Seller, in combination with another event, (i) entitle any Acquired Business Personnel to severance pay, retention or any other bonus amount or accrued pension benefit or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Acquired Business Personnel, (iii) trigger any funding obligation under any Company Benefit Plan sponsored by an Acquired Subsidiary or to which an Acquired Subsidiary is a party, (iv) result in the forgiveness of Indebtedness for the benefit of any Acquired Business Personnel or (v) result in any breach or violation of, or default under, or limit any Acquired Subsidiary’s right to extend, renew, replace, amend, modify or terminate, any Company Benefit Plan sponsored by an Acquired Subsidiary or to which an Acquired Subsidiary is a party.

3.10 Labor and Employment Matters.

(a) As of the date hereof, no Acquired Subsidiary is a party to or bound by any collective bargaining agreement or other written Contract with any labor union or other similar organization with respect to any Acquired Business Employee. As of the date hereof, no Acquired Business Employees are represented by any labor union or other similar organization (“Labor Organization”) with respect to their employment with an Acquired Subsidiary.

Except for matters that are not and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect, (i) there is no pending or, to the Knowledge of Seller, threatened strike, lockout, slowdown, work stoppage or unfair labor practice by or with respect to any Acquired Business Employees and (ii) to the Knowledge of Seller, there are no activities or proceedings of any Labor Organization to organize any employees of any Acquired Subsidiary and no demand for recognition as the exclusive bargaining representative of any such employees has been made by or on behalf of any Labor Organization.

(b) Except for instances of noncompliance that are not and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect, the Acquired Subsidiaries are in compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, child labor, immigration, safety and health, disability rights or benefits, equal employment, plant closures and layoffs, workers’ compensation, employee leave issues, unemployment insurance and continuation coverage under group health plans (each, if and as applicable).

3.11 Litigation. As of the date hereof, there are no claims, suits, actions, or other proceedings pending or, to the Knowledge of Seller, threatened in writing at law or in equity by or before any Governmental Entity against any Acquired Subsidiary that are reasonably likely to result in a Material Adverse Effect, and other than Permits, there are no outstanding Judgments to which any Acquired Subsidiary is a party or by which it is bound that are, individually or in the aggregate, material to the Acquired Business, taken as a whole.

3.12 Permits. Each Acquired Subsidiary has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, easements, exemptions, exceptions, consents, certificates, orders, registrations, permissions, qualifications, clearances and other approvals (collectively, “Permits”) necessary to enable such Acquired Subsidiary to own, lease and operate its respective properties and assets or to develop, produce, store, distribute, promote, offer and sell its respective products and services or otherwise to carry on the Acquired Business (collectively, the “Acquired Business Permits”), and, as of the date hereof, all such Acquired Business Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Seller or an Acquired Subsidiary of any of the Acquired Business Permits is pending or, to the Knowledge of Seller, threatened, except where the failure to have such power or authority or to possess the Acquired Business Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.13 Compliance with Applicable Laws. The Acquired Subsidiaries are in compliance with all applicable Laws and Acquired Business Permits except for instances of noncompliance that would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. This Section 3.13 does not relate to Tax matters, employee benefits matters, labor and employment matters, Water Rights, environmental matters or Intellectual Property, information technology or data privacy matters which are the subjects of Sections 3.08, 3.09, 3.10, 3.14, 3.15, 3.18, respectively.

3.14 Water Rights. As of the date hereof, the Acquired Subsidiaries have all material rights, authorizations, Permits, easements, contractual rights, prescriptive rights or rights of way, whether or not of record, which are necessary to extract and deliver water to their respective customers in a manner adequate and sufficient for the conduct of the Acquired Business (the “Water Rights”).

3.15 Environmental Matters.

(a) The Acquired Business is, and, except for matters that have been resolved or for which the statute of limitations has expired, has been, in material compliance with all Environmental Laws in all material respects (which compliance includes possession of all material Permits required under Environmental Laws (“Environmental Permits”) and compliance with the terms thereof), and no written or, to the Knowledge of Seller, oral notice has been received alleging that any Acquired Subsidiary is in violation of, or has any liability under, any Environmental Law, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. There are no administrative or legal proceedings pending or, to the Knowledge of Seller, threatened to revoke or adversely modify the terms of any Environmental Permit, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(b) There are no material Environmental Claims pending or, to the Knowledge of Seller, threatened against or affecting any Acquired Subsidiary.

(c) No Acquired Subsidiary has contractually or, to the Knowledge of Seller, by operation of law, retained or assumed any liabilities or obligations that Seller expects would form the basis of any Environmental Claim against any Acquired Subsidiary, except in respects that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Subsidiaries, taken as a whole.

(d) To the Knowledge of Seller, there has been no Release of any Materials of Environmental Concern at any Owned Property or Leased Property at any property formerly owned, leased or used by any of the Acquired Subsidiaries during the time of such ownership, leasing or use, that in any case requires reporting, investigation, assessment, cleanup, or remediation by Seller or any of the Acquired Subsidiaries pursuant to any Environmental Law, except to the extent that such Release or threatened Release has been addressed appropriately pursuant to Environmental Law or to the extent that such reporting, investigation, assessment, cleanup or remediation is not and would not be reasonably expected to be material to the Acquired Subsidiaries taken as a whole.

(e) For all purposes of this Agreement: (i) “Environmental Claims” means any and all administrative, regulatory or judicial suits, actions, other proceedings, demands, investigations, Judgments, directives, Liens or written or oral notices of noncompliance or violation by or from any Person alleging liability of any kind or nature (including liability or responsibility for Losses relating to enforcement proceedings, investigations, cleanup, removal, remediation, mitigation, corrective actions, response actions, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Materials of Environmental Concern at any location or (B) the failure to comply with any Environmental Law; (ii) “Environmental

Law” means any Law, Judgment, Permit or legally binding agreement issued, promulgated or entered into by or with any Governmental Entity relating to pollution, contamination, water quality, natural resources, the climate, human health and safety (as it relates to exposure to or handling of Materials of Environmental Concern) or the protection or conservation of the environment (including ambient and indoor air, surface water, groundwater, land surface or subsurface strata, natural resources or endangered or threatened species); (iii) “Materials of Environmental Concern” means any per- and polyfluoroalkyl substances, petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, hazardous or toxic substances and any other chemical regulated as “hazardous,” “toxic,” a pollutant, a contaminant or words of similar import under Environmental Laws; and (iv) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration.

3.16 Material Contracts.

(a) Section 3.16(a) of the Seller Disclosure Letter sets forth, to the extent in effect as of the date hereof, a list of the following (excluding any Company Benefit Plan and any insurance Contract or policy):

(i)

each non-competition Contract or other Contract containing terms that expressly limit any Acquired Subsidiary from engaging or competing in any line of business or in any geographic area in a manner that would be reasonably likely to be material to the Acquired Business;

(ii)

each Contract pursuant to which any Indebtedness of any Acquired Subsidiary for an amount greater than $10,000,000 is outstanding or may be incurred, other than any such Contract or understanding solely between or among the Acquired Subsidiaries;

(iii)

each partnership or joint venture Contract to which any Acquired Subsidiary is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case material to the Acquired Business;

(iv)

each Contract providing for the purchase or other acquisition or sale or other disposition (directly or indirectly) by any of the Acquired Subsidiaries of an asset or assets or a business or businesses (A) in which the aggregate purchase or sale price (regardless of whether the consideration was paid or received) (1) was paid upon closing or was to be paid over time, (2) involved an earn-out or other contingency (in which case the amount of the consideration subject to any as yet-unrealized earn-out or other contingency shall be estimated reasonably and in good faith) and (3) in the form of cash, stock, assets, a debt instrument or otherwise, was in excess of $20,000,000 and (B) under which any of the Acquired Subsidiaries have or are reasonably likely to have a payment obligation, including any obligation to make any indemnification payment (other than indemnification with respect to directors and officers) or any payment under any guarantee or other financial obligation, in each case, involving consideration in excess of $5,000,000;

(v)	each Contract or understanding to which any Acquired Subsidiary is a party involving the future disposition or acquisition of assets or properties with a fair market value in excess of $5,000,000; and

(vi)

each Contract which obligates any Acquired Subsidiary to make future payments in excess of (A) $2,500,000 in connection with operations and maintenance services and (B) $20,000,000 for construction services in connection with Capital Expenditures, in each case, not terminable by the applicable Acquired Subsidiary without material penalty on one hundred twenty (120) days’ or less notice.

Each Contract or understanding of the type described in this Section 3.16(a) is referred to herein as a “Material Contract.”

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Material Contract is a valid, binding and legally enforceable obligation of one of the Acquired Subsidiaries, as the case may be, and, to the Knowledge of Seller, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Material Contract is in full force and effect and (iii) no Acquired Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of Seller, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

3.17 Real Property.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) an Acquired Subsidiary has good and valid fee simple title to all Owned Property, in each case, free and clear of all Liens (other than Permitted Encumbrances) and (ii) there is no suit, action or other proceeding pending or, to the Knowledge of Seller, threatened against or affecting any Acquired Subsidiary challenging the applicable Acquired Subsidiary’s fee simple title to the Owned Property.

(b) (i) An Acquired Subsidiary holds good and subsisting leasehold interests in the Leased Property, free and clear of all Liens (other than Permitted Encumbrances or Liens which do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the Leased Property, as presently conducted), and (ii) except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) all Acquired Business Leases are in full force and effect and (B) there is not any existing material breach of, or material default under, any Acquired Business Lease by any Acquired Subsidiary.

For all purposes of this Agreement, (i) “Owned Property” means the material real property and personal property (other than the Water Rights) owned by an Acquired Subsidiary and necessary to conduct the Acquired Business, (ii) “Leased Property” means the real property (other than the Water Rights) leased pursuant to the Acquired Business Leases, (iii) “Acquired Business Leases” means the leases, subleases, licenses or other occupancy agreements for real property material to the Acquired Business to which any Acquired Subsidiary is a party that are currently in effect and (iv) “Acquired Business Property” means the Leased Property and the Owned Property.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) no condemnation, eminent domain or other similar proceeding is pending or, to the Knowledge of Seller, threatened against any of the Acquired Business Property and (ii) to the Knowledge of Seller, there are no outstanding options, rights of first offer or rights of first refusal for any other Person to purchase any Acquired Business Property or any portion thereof or interest therein.

3.18 Intellectual Property; Information Technology; Data Privacy.

(a) Section 3.18(a) of the Seller Disclosure Letter sets forth, as of the date hereof, a correct and complete list of all (i) patents and patent applications, (ii) trademark registrations and applications (excluding, for clarity, for Seller Marks) and (iii) copyright registrations, in each case, which is owned by the Acquired Subsidiaries.

(b) As of the Closing Date, except for matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) each Acquired Subsidiary owns any material Intellectual Property owned or purported to be owned by it, and, is validly licensed or otherwise has the right to use all other material Intellectual Property used in the operation of the Acquired Business as currently conducted (excluding the Seller Marks); provided that the foregoing shall not be deemed to constitute a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property (which is solely addressed in clauses (ii) through (iv) below), (ii) as of the date hereof, no suits, actions or other proceedings are pending or, to the Knowledge of Seller, threatened in writing against an Acquired Subsidiary alleging that any Acquired Subsidiary is infringing, misappropriating or otherwise violating the Intellectual Property of any Person, (iii) to the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by any Acquired Subsidiary, and (iv) to the Knowledge of Seller, the conduct of the business of the Acquired Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate, and has not in the past two (2) years, infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person.

3.19 Insurance. Section 3.19 of the Seller Disclosure Letter sets forth a list of all material insurance policies maintained as of the date hereof by any Acquired Subsidiary or with respect to which any Acquired Subsidiary is a named insured or otherwise the beneficiary of coverage. As of the date hereof, each such insurance policy listed in Section 3.19 of the Seller Disclosure Letter is in full force and effect, and neither Seller nor any Acquired Subsidiary has, with respect to the Acquired Business, received any notice from the insurer under any such insurance policy of non-renewal.

3.20 Related Party Transactions. Except for Contracts entered into on arm’s-length terms or that will be terminated as of the Closing Date (in both cases which have been set forth in Section 3.20 of the Seller Disclosure Letter), there are no Contracts that are in existence as of the date hereof between, on the one hand, any Acquired Subsidiary and, on the other hand, (a) any present executive officer or director of any Acquired Subsidiary or any person that has served as an executive officer or director of any Acquired Subsidiary within the last two (2) years or any of such officer’s or director’s immediate family members or (b) to the Knowledge of Seller, any Affiliate of any such officer or director.

3.21 Brokers’ Fees and Expenses. Except for RBC Capital Markets, LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any Acquired Subsidiary.

3.22 Anti-Corruption; Anti-Money Laundering; Sanctions.

(a) None of Seller or the Acquired Subsidiaries or, to the Knowledge of Seller, any of their respective directors, officers, employees or other Persons acting on behalf of any of the foregoing, directly or indirectly in relation to the Acquired Subsidiaries, has, since the date falling two (2) years prior to the date hereof:

(i)

violated any applicable anti-corruption Laws in any material respect, including the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act or any other applicable anti-corruption Law (collectively, “Anti-Corruption Laws”);

(ii)

made, offered or promised to make, or authorized the payment or giving of money, or anything else of value, to any (A) executive, official, employee or Person acting in an official capacity for or on behalf of a Governmental Entity, (B) political party or official thereof, or candidate for political office (each of the foregoing a “Government Official”), or (C) any other Person, while knowing or believing that all or some portion of the money or value will be offered, given or promised to a Government Official, in the case of clause (A), (B) or (C), for the purposes of obtaining or retaining business or securing any improper advantage in violation of any applicable Anti-Corruption Law or in other circumstances when such offer, payment or promise would be unlawful; or

(iii)	been the subject of any suit, action or other proceeding or, to the Knowledge of Seller, investigation with regard to any actual or alleged breach of any Anti-Corruption Law.

(b) Seller and each Acquired Subsidiary and any Person controlling Seller and the Acquired Subsidiaries (in each case, solely with respect to their relationship with the Acquired Subsidiaries) is in compliance in all material respects with all applicable anti-money laundering Laws related to the prevention of money laundering and terrorist financing, including to the extent applicable the Bank Secrecy Act, the USA PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, “AML Laws”) and applicable Sanctions.

(c) None of Seller or the Acquired Subsidiaries, nor any Person controlling Seller or the Acquired Subsidiaries, is currently, or has been since April 24, 2019, a Sanctioned Person.

3.23 No Additional Representations. Except for those representations and warranties expressly set forth in this Article III and except as otherwise expressly set forth in this Agreement, none of Seller or any other Person acting on behalf of Seller or the Acquired Subsidiaries has made or makes any representation or warranty of any kind or nature, express or implied, with respect to the Acquired Subsidiaries or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement. In addition, without limiting the generality of the foregoing, none of the Acquired Subsidiaries or other Person acting on behalf of the Acquired Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to Purchaser or its Affiliates of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Acquired Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as of the date hereof and as of the Closing Date (unless otherwise stated) as follows:

4.01 Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Purchaser is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.02 Authority; Execution and Delivery; Enforceability. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the other Ancillary Agreements to which it is or will be a party and to consummate the Transaction and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the Transaction and the transactions contemplated hereby have been duly and validly authorized and no other corporate proceedings are necessary to authorize, adopt or approve this Agreement or to consummate the Transaction and the other transactions contemplated by this Agreement. Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Seller, this Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

4.03 No Conflicts; Consents.

(a) The execution and delivery by Purchaser of this Agreement does not, and the performance by Purchaser of its obligations hereunder and the consummation of the Transaction and the other transactions contemplated by this Agreement, and the Ancillary Agreements to which Purchaser is a party, will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation under, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any provision of (i) its Organizational Documents, (ii) any Contract to which Purchaser is a party or by which any of its properties or assets is bound or any Permit applicable to the business of Purchaser and its Affiliates, or (iii) subject to the Consents and other matters referred to in Section 4.03(b), any Judgment or Law, in each case applicable to Purchaser or its properties or assets, except, in the case of the preceding clauses (ii) and (iii), for such violations or breaches that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) No Consent, of or from, or made to or with, any Governmental Entity, is required to be obtained or made by Purchaser or any Affiliate of Purchaser in connection with Purchaser’s execution and delivery of this Agreement or its performance of its obligations hereunder, other than (i) compliance with and Consents under the HSR Act, (ii) the Consents of each of the Illinois Commerce Commission, the Kentucky Public Service Commission, the Maryland Public Service Commission, the New Jersey Board of Public Utilities, the Pennsylvania Public Utilities Commission, the Tennessee Public Utility Commission and the Virginia Corporation Commission with respect to the consummation of the Transaction, and (iii) any pre-approvals of license transfers by the Federal Communications Commission (collectively, the Consents in the preceding clauses (i) through (iii), the “Purchaser Statutory Approvals” and together with the Seller Statutory Approvals, the “Required Statutory Approvals”).

4.04 Litigation. As of the date hereof, there are no claims, suits, actions or other proceedings pending or, to the Knowledge of Purchaser, threatened in writing at law or in equity by or before any Governmental Entity against Purchaser, and there are no outstanding Judgments to which Purchaser is a party or by which it is bound by or with any Governmental Entity, in each case, that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.05 Compliance with Applicable Laws. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, Purchaser is in compliance with all applicable Laws and material Permits applicable to the business and operations of Purchaser.

4.06 Financial Capacity; Solvency. On and after the date hereof, Purchaser has sufficient cash or other access to sources of immediately available funds to pay in cash the Preliminary Purchase Price and for all other actions necessary for Purchaser to consummate the transactions contemplated in this Agreement and perform its obligations hereunder. Purchaser acknowledges that receipt or availability of funds or financing by Purchaser or any of its Affiliates shall not be a condition to Purchaser’s obligations hereunder. After giving effect to the transactions contemplated hereby, and assuming the accuracy of the representations and warranties of Seller contained in this Agreement, Purchaser will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

4.07 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated under this Agreement based upon arrangements made by Purchaser or any of its Affiliates.

4.08 Information. Seller and the Acquired Subsidiaries have provided Purchaser with such access to the facilities, books, records and personnel of the Acquired Subsidiaries as Purchaser has deemed necessary and appropriate in order for Purchaser to investigate to its satisfaction the Acquired Business and properties of the Acquired Subsidiaries sufficiently to make an informed investment decision to purchase the Acquired Interests and to enter into this Agreement. Purchaser is knowledgeable, sophisticated and experienced in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Acquired Interests, and Purchaser is capable of bearing the economic risks of an investment in the Acquired Interests for an indefinite period and could afford a complete loss of such investment. Purchaser’s purchase of the Acquired Interests on the Closing Date shall be based upon its own investigation, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement. Purchaser does not know of the existence or non-existence or occurrence or non-occurrence of any event, condition or circumstance the occurrence or non-occurrence of which does or would cause any representation or warranty of Seller contained in this Agreement to be untrue or inaccurate in any respect or would excuse Purchaser from its timely performance of its obligations hereunder.

4.09 Purchase for Investment. Purchaser understands and acknowledges that the Acquired Interests being acquired by Purchaser pursuant to the transactions contemplated hereby have not been registered under the Securities Act or under any state securities Laws. Purchaser is not an underwriter, as such term is defined under the Securities Act, and Purchaser is purchasing the Acquired Interests solely for its own account for investment purposes and not with a view toward, or for sale in connection with, any distribution of such securities or any portion thereof (or any securities issuable upon conversion or exchange thereof) in violation of any federal or state securities Laws. Purchaser and its Affiliates acknowledge that the Acquired Interests are being offered and sold in reliance upon exemptions provided in the Securities Act and state securities Laws for transactions not involving any public offering and, therefore, cannot be re-offered for sale, re-sold or otherwise transferred except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities Laws. Purchaser is an “accredited investor” as defined in Regulation D under the Securities Act, and Purchaser is not subject to, and has not been subject to or experienced (in each case, within the period of time prescribed by the applicable disqualifying or disclosable event under Rule 506(d) of the Securities Act), any of the disqualifying events described in Rule 506(d)(1)(i)-(viii) of the Securities Act.

4.10 Anti-Money Laundering; Sanctions.

(a) Purchaser and any Person controlling Purchaser is in compliance in all material respects with all applicable AML Laws and Sanctions.

(b) None of Purchaser, nor any Person controlling Purchaser, is currently, or has been since April 24, 2019, a Sanctioned Person.

(c) None of Purchaser, nor, to the Knowledge of Purchaser, any Person controlling Purchaser, is a Senior Foreign Political Figure, an immediate family member of a Senior Foreign Political Figure, or a close associate of a Senior Foreign Political Figure.

None of Purchaser, nor, to the Knowledge of Purchaser, any Person controlling Purchaser is a foreign shell bank, as defined in 31 C.F.R. § 1010.605(g).

ARTICLE V

COVENANTS

5.01 Further Actions; Regulatory Approvals; Required Actions.

(a) Subject to the terms and conditions of this Agreement, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Party in doing, all things necessary to cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable or to effect the Closing as promptly as reasonably practicable, including (i) making all necessary filings with Governmental Entities and (ii) obtaining the Required Statutory Approvals, the Required Consents and all other Consents that are necessary, proper or advisable to consummate the transactions contemplated hereunder. Each of the Parties shall use commercially reasonable efforts to cooperate with the other Party with respect to any actions required under the Fair Market Value Statutes or in connection with seeking Consent from the Utilities Commissions for the Subsequent Mergers; provided, however, that no specific Consent or finding under the Fair Market Value Statutes nor any such Consents relating to the Subsequent Mergers shall constitute a condition to Closing.

(b) In connection with and without limiting the generality of Section 5.01(a) on or as promptly as reasonably advisable after the three (3)-month anniversary but prior to the six (6)-month anniversary of the date hereof the Parties shall file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated herein required by the HSR Act. Without limitation of Section 5.01(c) below, each Party shall, as promptly as reasonably practicable, (i) supply the other Party with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ.

(c) The Parties shall use reasonable best efforts to prepare and file, or cause to be prepared and filed, as promptly as reasonably practicable after the date hereof but in no event more than forty-five (45) Business Days or by such other time as is mutually agreed to by the Parties, all Consents required to be filed with any Governmental Entity with respect to the Transaction and the other transactions contemplated by this Agreement, including all Required Statutory Approvals except for any filings in connection with the HSR Act which shall be prepared and filed in accordance with Section 5.01(b). Each Party shall, as promptly as reasonably practicable, (i) supply the other Party with any information which reasonably may be required in order to effectuate such filings, (ii) supply any additional information which reasonably may be required by a Governmental Entity of any jurisdiction and which the Parties may reasonably deem appropriate and (iii) subject to applicable Law and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by a Party or any of their respective Subsidiaries or Affiliates, from any third party or any Governmental Entity with respect to such transactions. No Party shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect to any such filings, investigation or other inquiry without using reasonable best efforts to give (to the extent feasible and appropriate) the other Party prior notice of the meeting or conversation and, unless prohibited by such Governmental Entity, a reasonable opportunity to attend or participate. Subject to applicable Law and the instructions of any Governmental Entity, the Parties will consult and cooperate with one another and permit the other Party or its counsel to review in advance, and consider in good faith the views of the other in connection with, any proposed written or oral communication by such Party to any Governmental Entity in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the Required Statutory Approvals or any applicable state Laws in connection with the Transaction and the other transactions contemplated by this Agreement.

(d) The Parties shall and shall cause their respective Subsidiaries and Affiliates to, (i) use reasonable best efforts to obtain, and to maintain in full force and effect once obtained, any approval, consent, ratification, permission, waiver or authorization required to be obtained from any Governmental Entity with respect to the Transaction and the other transactions contemplated by this Agreement, including all Required Statutory Approvals, prior to the Closing, and (ii) reasonably cooperate with the other in connection therewith. Nothing contained in this Agreement (including the obligations set forth in the first sentence of this Section 5.01(d) and Section 5.01(c)) shall require (A) Seller or any of its Affiliates to take any action or agree to any commitment in connection with obtaining the Seller Statutory Approvals or (B) Purchaser or any of its Affiliates to take any action or agree to any commitment in connection with obtaining the Purchaser Statutory Approvals that is not conditioned on the Closing.

(e) Without limiting the foregoing, Purchaser shall take, or cause to be taken, any and all actions to eliminate any actual or asserted impediment under any applicable Law to enable the Closing to occur, including, if necessary to obtain any Required Statutory Approval (i) proposing, negotiating, committing to, and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of such business, product lines, assets or properties of Purchaser or its Affiliates as may be necessary to obtain such Required Statutory Approval, (ii) terminating, modifying or waiving existing contractual rights, relationships or obligations and (iii) taking any action to avoid, eliminate or resolve each and every actual or threatened impediment to obtaining such Required Statutory Approval. Notwithstanding the foregoing, this Section 5.01 shall not (A) require Purchaser, or any Affiliate of Purchaser or (B) permit Seller or any of the Acquired Subsidiaries, without the prior written consent of Purchaser (which consent shall not to be unreasonably withheld, conditioned, or delayed), to undertake any efforts or take any action (including accepting any terms, conditions, liabilities, obligations, commitment, sanctions or other measures) if the taking of such efforts or action, individually or in the aggregate, has resulted or would reasonably be expected to result in a Burdensome Effect.

(f) The Parties shall each (i) give the other prompt notice of the commencement or threat of commencement of any legal proceeding by or before any Governmental Entity with respect to the Transaction or any of the other transactions contemplated by this Agreement, (ii) keep the other informed as to the status of any such legal proceeding or threat and (iii) cooperate in all material respects with each other with respect to any such action or proceeding.

(g) Purchaser shall not, and shall cause its Affiliates not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), that would reasonably be expected to materially and adversely affect Purchaser’s ability to obtain any Purchaser Statutory Approval or Required Consent or materially delay the timely receipt thereof.

(h) Purchaser shall be responsible for and shall pay all filing fees and other charges for the filings required pursuant to this Section 5.01. Seller shall not be required to pay any amount in connection with obtaining the Required Consents, Required Statutory Approvals or otherwise complying with this Section 5.01.

5.02 Conduct of Business.

(a) Except for (1) actions taken in connection with the Retained Business, (2) the matters set forth in Section 5.02(a) of the Seller Disclosure Letter or actions otherwise permitted or required by this Agreement, (3) as required by applicable Law or (4) actions taken with the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed) (the exceptions under clauses (1) through (4) above, the “Conduct of Business Exceptions”), from the date hereof to the Closing Date, Seller shall, and shall cause each Acquired Subsidiary to, (x) use commercially reasonable efforts to conduct the Acquired Business in the ordinary course consistent with past practice in all material respects, (y) use commercially reasonable efforts to (A) preserve the goodwill and maintain all material relationships of each Acquired Subsidiary with customers, suppliers, Governmental Entities and other Persons with which the Acquired Subsidiaries have material business dealings and (B) preserve, maintain and protect the material assets of the Acquired Business and the Acquired Subsidiaries (ordinary wear and tear excepted) and (z) maintain in full force and effect customary insurance policies providing coverage for each Acquired Subsidiary. In addition, and without limiting the generality of the foregoing, subject to the Conduct of Business Exceptions, from the date hereof to the Closing Date, Seller shall not, and shall not permit any Acquired Subsidiary to, do any of the following (solely with respect to the Acquired Subsidiaries):

(i)	amend the Organizational Documents of any Acquired Subsidiary (except for immaterial or ministerial amendments);

(ii)

transfer, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Encumbrances) (A) any Equity Interests in an Acquired Subsidiary, (B) any securities convertible into Equity Interests in an Acquired Subsidiary or (C) any warrants, calls, options or other rights to acquire any Equity Interests in an Acquired Subsidiary, in each case except in connection with incurrence of Indebtedness as permitted by this Agreement;

(iii)	split, combine, consolidate, subdivide or reclassify Equity Interests in an Acquired Subsidiary, or issue or authorize the issuance of any other Equity Interests in an Acquired Subsidiary;

(iv)

adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(v)

(A) grant to any Acquired Business Employee any material increase in compensation or benefits except for increases in base salary, wages or annual or other incentive compensation made in the ordinary course of business or (B) establish, adopt, enter into, amend in any material respect or terminate any Company Benefit Plan sponsored by an Acquired Subsidiary or to which an Acquired Subsidiary is a party (or any plan or agreement that would be a Company Benefit Plan sponsored by an Acquired Subsidiary or to which an Acquired Subsidiary is a party if in existence on the date hereof) by any such Company Benefit Plan covering any Acquired Business Employee or by applicable Law;

(vi)	make any material change in accounting methods, principles or practices, except to the extent as may have been required by a change in applicable Law, GAAP or by any Governmental Entity;

(vii)

make any acquisition or disposition of any business or line of business (whether by merger, consolidation or acquisition of stock or assets), except for any acquisition or disposition for consideration that is individually not in excess of $10,000,000 and in the aggregate not in excess of $25,000,000; or pursuant to the capital plan set forth in Section 5.02(a)(vii) of the Seller Disclosure Letter (for the avoidance of doubt, Capital Expenditures for the purchase of assets shall be governed solely by Section 5.02(a)(viii));

(viii)

make, or agree or commit to make, any Capital Expenditure, except for (A) Capital Expenditures in accordance with the capital plan set forth in Section 5.02(a)(viii) of the Seller Disclosure Letter, plus a 25% positive variance for each principal category set forth in such capital plan, (B) with respect to any Capital Expenditure not addressed by the preceding clause (A), not to exceed $10,000,000 in any 12-month period or (C) Capital Expenditures related to operational emergencies, equipment failures or outages or deemed necessary or prudent based on Good Utility Practice;

(ix)

other than in the ordinary course of business or with respect to a Material Contract that otherwise would be permitted pursuant to another subsection of this Section 5.02, either (A) extend, renew, replace, amend, modify or terminate any Material Contract in a manner which would be reasonably expected to result in a Material Adverse Effect or (B) enter into any Contract that would have been a Material Contract if it had been entered into prior to the date hereof;

(x)

(A) make (other than in the ordinary course of business), change or rescind any material Tax election, material method of Tax accounting or any annual Tax accounting period, or (B) settle or compromise any audit, assessment, claim or other controversy, in each case relating to material Taxes;

(xi)	enter into any new line of business;

(xii)

initiate, settle or compromise any claim or other proceeding involving an amount equal to or in excess of $10,000,000, or waive, release or assign any material rights or claims thereunder, excluding, in each case, any such claim or other proceeding that are solely with the control of an insurer; or

(xiii)	enter into any Contract to do any of the foregoing.

In the event that Seller or any Acquired Subsidiary would be prohibited from taking any action by reason of this Section 5.02(a) without the prior written consent of Purchaser, such action may nevertheless be taken without such consent if Seller requests Purchaser’s prior written consent and Purchaser fails to respond in writing or fails to withhold its consent to such request within five (5) Business Days after the date of such request; provided that Purchaser shall use reasonable best efforts to respond within any such shorter time period as may be requested by Seller and reasonably warranted by the circumstances.

(b) Emergencies. Notwithstanding anything to the contrary herein, Seller may, and may cause any Acquired Subsidiary to, take reasonable actions (i) to comply with applicable Law (including any Law, directive, pronouncement or guideline issued by a Governmental Entity or industry group providing for business closures, “sheltering-in-place” or other restrictions that arise from or are in response to or otherwise resulting from any pandemic, epidemic or disease outbreak or domestic or foreign protest) or (ii) with respect to any operational emergencies (including any restoration measures in response to any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster, severe weather-related event, circumstance or development, act of terrorism or sabotage), cybersecurity incidents, equipment failures, outages or an immediate and material threat to the health or safety of natural Persons.

(c) No Control of Seller’s Business. Purchaser acknowledges and agrees that (i) nothing contained herein is intended to give Purchaser, directly or indirectly, the right to control or direct the operations of Seller, the Acquired Business or any Acquired Subsidiary prior to the Closing Date and (ii) prior to the Closing Date, Seller shall exercise complete control and supervision over the Acquired Business and the Acquired Subsidiaries’ respective operations.

(d) For the avoidance of doubt, this Section 5.02 does not relate to the ability of Seller or the Acquired Subsidiaries to make filings in connection with, or agree to settlement or stipulation of, Regulatory Proceedings.

5.03 Regulatory Proceedings. Between the date hereof and the Closing Date, Seller and the Acquired Subsidiaries may (a) initiate, continue to pursue or settle rate cases and any other regulatory proceedings in the ordinary course of business and (b) initiate or participate in any other proceeding with Governmental Entities in the ordinary course of business (the preceding clauses (a) and (b), collectively, “Regulatory Proceedings”); provided that in any Regulatory Proceeding described in the preceding clauses (a) and (b), Seller shall cause the Acquired Subsidiaries to keep the Purchaser reasonably informed as to the progress of such Regulatory Proceedings, and to the extent reasonably practicable and as permitted by applicable Law, consult in advance with Purchaser and consider in good faith any suggestions made by Purchaser in connection therewith, except with respect to Regulatory Proceedings of the type disclosed in the preceding clauses (a) and (b) that are immaterial to the applicable Acquired Subsidiary.

5.04 Access and Information.

(a) Subject to applicable Law and the Confidentiality Agreement, Seller shall, and shall cause each of the Acquired Subsidiaries to, afford to Purchaser and its Representatives reasonable access (at Purchaser’s sole cost and expense), during normal business hours and upon reasonable advance notice, during the period from the date hereof until the earlier of the Closing Date or termination of this Agreement pursuant to Section 9.01, to such properties, books, contracts, commitments, personnel and records that are Related to the Acquired Business as Purchaser may reasonably request, and during such period, Seller shall cause the Acquired Subsidiaries to, make available promptly to Purchaser all available information concerning the Acquired Business as Purchaser may reasonably request; provided, however, that Seller and the Acquired Subsidiaries may withhold from Purchaser or its Representatives any document or information that Seller or such Acquired Subsidiary believes: (i) is subject to the terms of a confidentiality agreement with a third party (provided that (A) Seller or such Acquired Subsidiary shall use its commercially reasonable efforts to obtain the required consent of such third party to disclose such document or information and (B) commercially reasonable efforts shall not include the making of any concession, waiving any right, or incurring any unreimbursed cost, expense, or fee), (ii) is subject to any attorney-client privilege (provided that (A) Seller or such Acquired Subsidiary shall use its commercially reasonable efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege and (B) commercially reasonable efforts shall not include the making of any concession, waiving any right, or incurring any unreimbursed cost, expense, or fee), or (iii) the sharing of such document or information would result in a violation of applicable Law; provided, however, in any event, (1) Purchaser and its Representatives shall not have the right to collect any air, soil, surface water or ground water samples or perform any invasive or destructive air sampling on, under, at or from any of the properties owned, leased or operated by Seller or any of its Affiliates, except with the advance written consent of Seller, which shall not be unreasonably withheld or delayed and (2) Seller may withhold any document, information or access to properties or personnel to the extent related solely to the Retained Business or the Retained Companies. Except for incidents caused by Seller’s or its Affiliates’ intentional misconduct, Purchaser shall indemnify Seller and its Affiliates and Representatives from, and hold Seller and its Affiliates and Representatives harmless against, any and all claims and Losses, and the cost of enforcing this indemnity arising out of or resulting from any access to such properties provided pursuant to this Section 5.04(a).

(b) The terms and existence of this Agreement, the Ancillary Agreements, and all information exchanged pursuant to this Section 5.04 shall be deemed Confidential Information (as defined in the Confidentiality Agreement) and be subject to the confidentiality and non-use obligations (including all permitted uses and exceptions) as set forth in the Confidentiality Agreement (collectively, the “Confidentiality Terms”); provided that notwithstanding the expiration of the Confidentiality Agreement or the termination of this Agreement, the Parties shall remain subject to the Confidentiality Terms until the earlier of (i) the Closing or (ii) twenty-four (24) months after the date that this Agreement is terminated in accordance with Article IX.

(c) To the extent information provided to Purchaser by Seller or the Acquired Subsidiaries includes information about an identifiable individual (“Personal Information”), Purchaser shall, at all times, comply with all Laws governing personal information, including any obligation to notify affected individuals that personal information was disclosed in the course of the transactions contemplated by this Agreement and that the transactions contemplated by this Agreement have been consummated. Purchaser shall only collect, use or disclose such Personal Information for the purposes of investigating the Acquired Subsidiaries and the Acquired Business as contemplated in this Agreement and completing the transactions contemplated in this Agreement. Purchaser shall safeguard all Personal Information collected from Seller or the Acquired Subsidiaries in a manner consistent with the degree of sensitivity of the Personal Information and maintain, at all times, the security and integrity of the Personal Information. Purchaser shall not make copies of the Personal Information or any excerpts thereof or in any way recreate the substance or contents of the Personal Information if the Transaction is not consummated for any reason and shall return all Personal Information to Seller or, at Seller’s request, destroy such Personal Information at Purchaser’s sole cost. To the extent any Personal Information is information regarding individuals who will become either customers or employees of Purchaser or its Affiliates, the public announcement of the Transaction described herein shall satisfy all notice requirements of this Section 5.04(c) if (and only to the extent) such notice satisfies any notice obligations under applicable Laws.

5.05 Publicity. Purchaser and Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such written public statement prior to such consultation, except as such Party reasonably concludes may be required by applicable Law or court process. Purchaser and Seller agree that the initial press release to be issued with respect to this Agreement or the transactions contemplated hereby shall be in a form agreed to by the Parties. Nothing in this Section 5.05 shall limit the ability of any Party to make internal announcements to its respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

5.06 Misallocated Assets and Liabilities. Following the Closing, in the event that any Party becomes aware that (a) record or beneficial ownership or possession of any asset that is a Retained Business Asset or Acquired Business Asset has not been contributed, assigned, transferred, conveyed or delivered by the applicable Acquired Subsidiary to Seller or a Retained Company, or by Seller or any of its Affiliates to an Acquired Subsidiary, as applicable, prior to the Closing or (b) any Retained Business Liability has been erroneously assumed by Purchaser or any of its Affiliates, or any Acquired Business Liability has been erroneously retained by Seller or any of its Affiliates, then it shall promptly notify the applicable Party and the Parties shall thereafter reasonably cooperate to, as promptly as practicable, contribute, assign, transfer, convey or deliver (or cause to be contributed, assigned, transferred, conveyed or delivered), as applicable, without consideration the relevant asset to the relevant entity or assignee or cause the relevant liability to be assumed by the relevant entity or assignee in furtherance of the terms of this Agreement.

5.07 Litigation Support. Subject to Section 10.15, in the event and for so long as any Party or its Affiliate is actively contesting or defending against any claim, action or proceeding after the Closing in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any Acquired Subsidiary or the Acquired Business, the other Party will make reasonable efforts to cooperate with such Party or its counsel in the contest or defense, make reasonably available their personnel for the purpose of such contest or defense and reasonably provide such testimony and access to their books and records as shall be reasonably necessary solely in connection with such contest or defense, all at the sole cost and expense of the contesting or defending Party and solely upon written notice from the contesting or defending Party, which written notice shall specify in reasonable detail the nature of the support required of the assisting Party and the anticipated timeframe for such support; provided that no Party shall be obligated to (a) assist the contesting or defending Party in any claim, action or proceeding among the Parties or their respective Affiliates, (b) assist the contesting or defending Party in any claim, action or proceeding to the extent that such Party reasonably believes that such assistance or any portion thereof is sought in furtherance of, or in preparation for, a claim, demand or other proceeding against such Party or any of its Affiliates, (c) provide access to or disclose information that constitutes attorney work product or that the assisting Party reasonably determines would vitiate any attorney-client privilege of such Party or any of its Affiliates or their respective Representatives, or which is restricted or prohibited under applicable Laws, (d) provide any assistance or take any action that would violate any Law or Order or (e) provide any information or assistance that would require the consent of any third party (unless such consent has previously been obtained by the contesting or defending Party). The contesting or defending Party shall indemnify and hold harmless the other Party from and against any and all Losses arising out of or in connection with such other Party’s compliance with its obligations under this Section 5.07. To the extent that any litigation is initiated against Seller or its Affiliates that is Related to the Acquired Business and Seller or any of its Affiliates (other than the Acquired Subsidiaries) are named as a defendant party in any such litigation as a result of their ownership or control of the Acquired Subsidiaries, from and after the Closing, Purchaser will, and will cause the Acquired Subsidiaries to, make reasonable efforts to cause Seller and its Affiliates to be removed and released from any such litigation.

5.08 Support Obligations.

(a) Purchaser and Seller shall cooperate and each use their commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, on or before the Closing Date, valid and binding written unconditional releases of Seller and its Affiliates, as applicable, from their respective obligations under the Contracts or other instruments set forth on Section 5.08 of the Seller Disclosure Letter (together with any similar obligations under any Contracts entered into after the date hereof in accordance with this Agreement (copies of which shall be provided to Purchaser within a reasonable time after entering into such Contracts), the “Support Obligations”) which shall be effective as of the Closing Date, including the Purchaser offering substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request.

(b) Without limiting Purchaser’s obligations under Section 5.08(a), if such releases are not obtained as of the Closing Date, Seller or its Affiliates shall continue to maintain the applicable Support Obligations at the same levels as provided as of the Closing Date, and Purchaser and Seller shall continue to use their commercially reasonable efforts to replace such Support Obligations as promptly as practicable following the Closing Date (but in no event later than two (2) months following the Closing Date). Subject to the terms hereof, effective as from the Closing Date and limited to any Support Obligations to the extent and for as long as not released, Purchaser shall (i) reimburse Seller and its Affiliates for, and indemnify and hold each of them harmless from, all amounts paid or payable to the relevant beneficiary and (ii) reimburse Seller and its Affiliates for any third party expenses reasonably incurred by Seller or its Affiliates for any Support Obligations issued by third parties on Seller’s or its Affiliates’ behalf. From and after the Closing, Purchaser shall promptly provide any financial, operational or ownership information regarding the assets underlying any outstanding Support Obligations reasonably requested by Seller from time to time, including for purposes of Seller’s risk assessment procedures and financial reporting obligations, and shall cause proper provision to be made such that any successors, assigns or acquirors of such assets shall assume the obligations set forth in this Section 5.08.

(c) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, none of Seller or any of its Affiliates will have any obligation to renew any letters of credit or surety or performance bonds issued on behalf of any Acquired Subsidiary or the Acquired Business after the expiration of any such letters of credit or surety or performance bonds.

5.09 Business Name Changes; No Rights to Seller Intellectual Property.

(a) Purchaser shall promptly (and, in any event, within thirty (30) Business Days following the Closing Date) cause the Acquired Subsidiaries to cease using the words “Nexus Water Group” and any associated designs, and the designs set forth on Section 5.09(a) of the Seller Disclosure Letter, and any name, domain name, social media account or handle or mark consisting or comprising of, or containing, any of the foregoing or including or constituting an abbreviation, translation, transliteration, derivation, stylized version or extension thereof, or that is otherwise confusingly similar to any of the foregoing, and any logos associated therewith (the “Seller Marks”), including, as soon as reasonably practicable, eliminating or covering the Seller Marks from all assets, systems and other materials owned or controlled by the Acquired Subsidiaries, including stationary and literature, packaging materials, displays, signs, promotional materials, manuals, forms, and websites of the Acquired Subsidiaries bearing the Seller Marks. Except as may be otherwise agreed by the Parties in a separate Contract, Purchaser shall not, and shall cause the Acquired Subsidiaries not to, use the Seller Marks or any other Intellectual Property of Seller or its Affiliates, whether arising under statutory or common law, and Purchaser acknowledges that it, its Affiliates and the Acquired Subsidiaries have no rights whatsoever to use or otherwise exploit such Intellectual Property from and after the Closing. Without limiting the foregoing:

(b) Within three (3) Business Days after the Closing Date, Purchaser shall cause the Acquired Subsidiaries whose names consist of, contain or comprise any of the Seller Marks to change their names to a name that does not contain any of the Seller Marks (and, as applicable, cause their respective Organizational Documents to be amended to remove any reference to Seller Marks).

(c) Within thirty (30) days after the Closing Date, Purchaser shall provide evidence that is reasonably acceptable to Seller that Purchaser has (i) made all filings necessary or advisable to effect the name changes required by Section 5.09(b) and (ii) provided notice to all applicable Governmental Entities and all counterparties to the Material Contracts regarding the sale of the Acquired Subsidiaries to Purchaser and the new addresses for notice purposes.

5.10 Termination of Affiliate Contracts. Seller shall terminate all Affiliate Contracts effective immediately prior to the consummation of the Closing and, thereafter, such Contracts shall have no further force and effect.

5.11 Transition Committee; Transition Matters.

(a) Within fifteen (15) days following the date of this Agreement, each of Seller and Purchaser will designate three (3) individuals to a joint transition team (the “Transition Committee”) for the purpose of, subject to compliance with applicable Law, coordinating with respect to transition planning. The Transition Committee will be responsible for preparing, as soon as reasonably practicable after the date of this Agreement, and overseeing the implementation of, a transition plan (to be mutually agreed upon by Purchaser and Seller) that will identify and describe substantially all of the transition activities that the Parties will use commercially reasonable efforts to cause to occur before the Closing as well as certain post-Closing transition support activities described herein (in each case, subject to applicable Law and any obtaining any required consents of any third party), specifically including the extraction of Data from Seller’s systems and the transfer of the Acquired Business Employees (the “Transition Plan”). Prior to the transfer of any Personal Information pursuant to this Section 5.11, the Parties shall enter into a Data Privacy Agreement regarding the transfer of such Personal Information in connection with this Section 5.11 (which shall provide that Purchaser indemnifies, defends and holds harmless Seller and the Acquired Subsidiaries against, any and all claims and Losses arising out of or resulting from the transfer of Personal Information to Purchaser in accordance therewith and shall address removal, at Purchaser’s sole cost, of Data from Purchaser’s systems if the Transaction is not consummated for any reason). This Transition Committee will stay in place for six (6) months after the Closing. Notwithstanding anything herein to the contrary, the Parties shall be permitted to invite additional representatives to attend any meeting of the Transition Committee as reasonably necessary or appropriate.

(b) Seller and each of the Acquired Subsidiaries agree to reasonably cooperate with and provide (or cause to be provided) reasonable assistance to Purchaser, prior to Closing, in connection with the matters described in Section 5.11(a), which, for clarity, shall not include formatting or conversion of any Data to facilitate the transfer of the Data to Purchaser (which formatting and conversion and shall be Purchaser’s sole responsibility, and all Data transferred by Seller or any Acquired Subsidiary shall be in the same form and format maintained by Seller or such Acquired Subsidiary at such time or such other form and format agreed upon by the Parties). This cooperation shall include reasonable and mutually agreed-upon technical support (and reasonable access to system matter experts of Seller and the Acquired Subsidiaries) during normal business hours to reasonably assist with the transfer of Data to Purchaser (consistent with the Transition Plan). To the extent not already completed by the Closing, Seller will continue (for a period of no longer than six (6) months) to use commercially reasonable efforts to transfer the Data (consistent with the Transition Plan) until all necessary Data is provided to Purchaser for inclusion in Purchaser’s information technology systems in all material respects (the “Post-Closing Transition”). With regard to the Post-Closing Transition, Purchaser shall pay to Seller, free of any deduction or withholding, the actual cost (without markup) to provide the foregoing cooperation and assistance (and the transition activities described in Section 5.11(a)), including direct labor and direct material and allocation of overhead (and reimbursement of any out-of-pocket costs and expenses) incurred in providing the foregoing cooperation and assistance. If any deduction or withholding for Taxes is required under applicable Law, Purchaser shall pay additional amounts to Seller such that, after taking into account such deduction or withholding for Taxes (including such deduction or withholdings applicable to additional sums payable under this Section 5.11(b)), Seller receives the amount it would have received had no such deduction or withholding been applicable. Purchaser shall pay or reimburse Seller for and be responsible for any sales, use, transfer, turnover, excise, value-added, services, goods and services Taxes, customs duties, tariffs, imposts, levies or other similar charges or similar Taxes, in each case, imposed on or with respect to the provision of such cooperation and assistance (and the performance of such transition activities) hereunder, including any interest and any penalties, fines, additions to tax or additional interest related thereto.

(c) For a period of twelve (12) months after the Closing, upon reasonable request, Seller will provide (or cause to be provided) reasonable support consisting of provision of information and documentation to Purchaser consistent with the Transition Plan, including providing information and documentation in connection with (i) claims made after the Closing which pertain to pre-Closing events (including customer complaints) and (ii) required federal or state reporting (e.g., consumer confidence reports and reports to Governmental Entities) due after the Closing Date; and (iii) any and all post-Closing regulatory proceedings related to the Acquired Subsidiaries. Purchaser shall pay to Seller, free of any deduction or withholding, the actual cost (without markup) to provide the foregoing support, including direct labor and direct material and allocation of overhead (and reimbursement of any out-of-pocket costs and expenses) incurred in providing the foregoing support. If any deduction or withholding for Taxes is required under applicable Law, Purchaser shall pay additional amounts to Seller such that, after taking into account such deduction or withholding for Taxes (including such deduction or withholdings applicable to additional sums payable under this Section 5.11(c)), Seller receives the amount it would have received had no such deduction or withholding been applicable. Purchaser shall pay or reimburse Seller for and be responsible for any sales, use, transfer, turnover, excise, value-added, services, goods and services Taxes, customs duties, tariffs, imposts, levies or other similar charges or similar Taxes, in each case, imposed on or with respect to the provision of such support hereunder, including any interest and any penalties, fines, additions to tax or additional interest related thereto.

(d) For clarity, any Personal Information transferred or required to be transferred under Sections 5.11(a), 5.11(b) or 5.11(c) shall be subject to the terms of Section 5.04(c). Notwithstanding anything to the contrary in Sections 5.11(a), 5.11(b) or 5.11(c), Seller and the Acquired Subsidiaries may withhold from Purchaser or its Representatives (and shall not be obligated hereunder to provide) any document or information or Data (or any such cooperation or assistance) that Seller or such Acquired Subsidiary believes: (i) is subject to the terms of a confidentiality agreement with a third party or otherwise requires the consent of a third party (provided that (A) Seller or such Acquired Subsidiary shall use its commercially reasonable efforts to obtain the required consent of such third party to disclose such document or information or Data (or provide such cooperation or assistance) and (B) commercially reasonable efforts shall not include the making of any concession, waiving any right, or incurring any unreimbursed cost, expense, or fee), (ii) is subject to any attorney-client privilege (provided that (A) Seller or such Acquired Subsidiary shall use its commercially reasonable efforts to allow the disclosure of such document or information or Data (or as much of it as possible) or provision of such cooperation or assistance in a manner that does not result in a loss of attorney-client privilege and (B) commercially reasonable efforts shall not include the making of any concession, waiving any right, or incurring any unreimbursed cost, expense, or fee), or (iii) the sharing of such document or information or Data (or the provision of such cooperation or assistance) would result in a violation of applicable Law or breach of a contractual obligation; provided, however, in any event, Seller may withhold any document, information or Data to the extent related solely to the Retained Business or the Retained Companies. Except for incidents caused by Seller’s or its Affiliates’ intentional misconduct, Purchaser shall indemnify Seller, its Affiliates and their respective Representatives from, and hold Seller, its Affiliates and their respective Representatives harmless against, any and all claims and Losses, and the cost of enforcing this indemnity arising out of or resulting from any access to such documents, information or Data provided pursuant to Sections 5.11(a), 5.11(b) or 5.11(c).

(e) Notwithstanding anything in this Section 5.11 to the contrary, (i) Seller and the Acquired Subsidiaries shall only be required to provide such support, cooperation and assistance in respect of (and Purchaser shall only utilize such support, cooperation and assistance for) the Acquired Business, (ii) Seller shall not be liable to Purchaser for any Losses suffered by Purchaser in connection with Seller’s or its Affiliates’ errors or other failures to perform its obligations under this Section 5.11, except to the extent such Loss is caused by Seller’s or its Affiliates’ intentional misconduct, and (iii) EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SUPPORT, COOPERATION AND ASSISTANCE REQUIRED TO BE PROVIDED UNDER THIS SECTION 5.11 ARE PROVIDED ON AN “AS IS” BASIS, WITHOUT WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, WARRANTIES OF QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OR OTHER WARRANTIES, CONDITIONS, GUARANTEES OR REPRESENTATIONS, WHETHER EXPRESS OR IMPLIED.

(f) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, EXCEPT FOR CLAIMS ARISING OUT OF SELLER’S OR ITS AFFILIATES’ INTENTIONAL MISCONDUCT, IN NO EVENT SHALL SELLER OR ANY OF ITS AFFILIATES (OR ANY OF THEIR RESPECTIVE REPRESENTATIVES) BE LIABLE FOR ANY PUNITIVE, EXEMPLARY, SPECIAL, UNFORESEEN, INDIRECT OR OTHER CONSEQUENTIAL DAMAGES (OR ANY DAMAGES MEASURED BY LOST PROFITS OR REVENUE) ARISING OUT OF OR IN CONNECTION WITH SECTIONS 5.11(a), 5.11(b) or 5.11(c) (OR ITS PERFORMANCE OR NON-PERFORMANCE THEREUNDER OR ACTS OR OMISSIONS TAKEN IN RESPECT THEREOF), EVEN IF IT HAD BEEN ADVISED, KNEW OR SHOULD HAVE KNOWN THE POSSIBILITY THEREOF, AND WHETHER SUCH DAMAGES OR OTHER RELIEF ARE SOUGHT BASED ON BREACH OF CONTRACT, NEGLIGENCE, STRICT LIABILITY OR ANY OTHER LEGAL OR EQUITABLE RELIEF.

ARTICLE VI

OTHER AGREEMENTS

6.01 Employee Matters.

(a) Not later than immediately prior to the Closing, Seller shall use commercially reasonable efforts to cause the employment of Acquired Business Employees who are employed by Seller or any of its Affiliates (but not by an Acquired Subsidiary) to transfer employment to an Acquired Subsidiary. With respect to each Delayed Transfer Employee (if any), the Purchaser shall, or shall cause an Affiliate (including an Acquired Subsidiary) to, offer such individual employment as soon as reasonably practicable following the Closing to each such Delayed Transfer Employee on terms and conditions consistent with this Article VI and subject to and in accordance with applicable Law. With respect to each Delayed Transfer Employee (i) who is employed by Seller or its Affiliates (other than an Acquired Subsidiary) as of immediately prior to the Closing and (ii) who is on an approved leave of absence as of immediately prior to the Closing (each such individual, a “Leave Employee”), if any, such transfer of employment to Purchaser or an Affiliate (including an Acquired Subsidiary) following the Closing will (1) be contingent on such employee presenting himself or herself for active employment during the one hundred eighty (180)-day period immediately following the Closing Date and (2) will be effective as of, and have an Applicable Transfer Time that is, the date that such employee presents himself or herself to the Purchaser or an Affiliate (including an Acquired Subsidiary) for active employment.

(b) Subject, and in addition, to requirements imposed by applicable Law, (i) Purchaser shall, or shall cause one of its Affiliates to, provide each Acquired Business Employee who is employed by Purchaser or its Affiliates (including an Acquired Subsidiary) following the Closing (each such individual, a “Continuing Employee”) with (A) a base salary (or hourly base wage rate), (B) target short-term incentive opportunities and (C) employee benefits (excluding defined benefit pensions and retiree medical plans) that are in the aggregate no less favorable than the employee benefits provided or made available to such Continuing Employee immediately prior to the Applicable Transfer Time, and (ii) Purchaser and its Affiliates shall not terminate any Continuing Employee (other than for cause or in the event of a voluntary resignation) for twelve (12) months following the Applicable Transfer Time.

(c) Subject, and in addition, to requirements imposed by applicable Law, Purchaser shall, or shall cause one of its Affiliates to (i) provide each Continuing Employee full credit for service with Seller or any of its Affiliates for all purposes under each employee benefit or compensation plan, program or agreement in which the Continuing Employee is, or in which the Continuing Employee becomes, eligible to participate on or after the Closing Date; provided that such credit shall not be given to the extent that it would result in a duplication of benefits for the same period of service and (ii) waive any limitation on health and welfare coverage for each Continuing Employee due to pre-existing conditions, waiting periods, active employment requirements and requirements to show evidence of good health under any applicable health and welfare plan in which the Continuing Employee is, or in which the Continuing Employee becomes, eligible to participate on or after the Closing Date and credit each Continuing Employee with all deductible payments, co-payments and co-insurance paid by such employee under any medical plan of Seller or any of its Affiliates prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied any applicable deductible and whether such employee has reached the out-of-pocket maximum under any benefit plan of Purchaser or any of its Affiliates for such year.

(d) As promptly as practicable following the date hereof, Seller will provide Purchaser with a summary of the employee contribution percentages and estimated aggregate annual employee contributions with respect to each Company Benefit Plan.

(e) The Parties shall cooperate and work together in good faith prior to the Closing to timely satisfy their respective notice, information, bargaining or consultation obligations, in accordance with applicable Laws, and each Party shall provide all documents and information necessary to complete such notice, information or consultation obligations within a reasonable period following request by another Party.

(f) For a period of twelve (12) months after the Closing Date, Purchaser shall not engage in any conduct that would result in an employment loss for a sufficient number of Acquired Business Employees which, if aggregated with any such conduct on the part of Seller or any of its Affiliates prior to the Closing Date, would trigger the WARN Act.

(g) Seller shall take such action as is necessary to ensure that each Acquired Subsidiary is no longer a participating employer eligible to participate in any Company Benefit Plan on or after the Closing Date. With respect to Company Benefit Plans in which any Acquired Subsidiary cease to be participating employers, Seller shall take such action as necessary to ensure that all Acquired Business Employees cease to participate in the Company Benefit Plans on or after the Closing Date, except to the extent (i) they, or their dependents, beneficiaries or alternate payees are entitled to receive a previously accrued benefit under a Company Benefit Plan or (ii) as required by applicable Law (including the health care continuation provisions of the Consolidated Omnibus Budget Reconciliation Act (or similar state law)).

(h) Nothing contained in this Section 6.01, express or implied, is intended to confer upon any Person not a party (including any employee of an Acquired Subsidiary or any beneficiary thereof) any right, benefit or remedy of any nature whatsoever, including any right to employment or continued employment or service for any period of time by reason of this Agreement, any right to a particular term or condition of employment or any right to any specific compensation or benefits. Notwithstanding anything to the contrary contained in this Agreement, no provision of this Agreement is intended to, or does, constitute the establishment of, or an amendment to, any Company Benefit Plan or benefit or compensation plan of Purchaser or an Affiliate or similar arrangement.

6.02 Release. Effective as of the Closing Date and subject to the immediately following sentence (a) Seller hereby unconditionally and irrevocably releases and waives any claims that Seller has or may have, in its capacity as an equity holder or otherwise, against the Acquired Subsidiaries to the extent relating to actions, omissions, facts or circumstances occurring or existing at or prior to the Closing and (b) Purchaser hereby, on its own behalf and on behalf of its Affiliates, unconditionally and irrevocably releases and waives any claims that Purchaser or its Affiliates have or may have against Seller or any Released Parties, arising out of, resulting from or relating to actions, omissions, facts or circumstances occurring, arising or existing at or prior to the Closing. Nothing contained in this Section 6.02 is intended to, nor does it, (i) extend to any claims in respect of this Agreement, any Ancillary Agreement or any of the provisions set forth herein or therein, (ii) affect any right to indemnification, exculpation or advancement of expenses to which Seller or any Released Party may be entitled as a result of such Person’s interest in or service as a manager, director, officer, employee, advisor, consultant or other representative of the Acquired Subsidiaries, including the rights set forth in Section 6.06, or (iii) affect Purchaser’s indemnification rights under Section 8.06.

6.03 “AS IS, WHERE IS”. PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III (AS MODIFIED BY THE SELLER DISCLOSURE LETTER), NEITHER SELLER, A SELLER RELATED PARTY NOR ANY OTHER PERSON MAKE, OR HAVE MADE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE ACQUIRED SUBSIDIARIES, THE ACQUIRED BUSINESS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES TO SELLER AND THE SELLER RELATED PARTIES’ EXPRESS DISAVOWAL AND DISCLAIMER OF ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SELLER OR THE SELLER RELATED PARTIES OR THEIR RESPECTIVE REPRESENTATIVES, AND OF ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER OR ITS EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES BY SELLER, ANY SELLER RELATED PARTY OR ANY OF THEIR REPRESENTATIVES). PURCHASER ACKNOWLEDGES AND AGREES THAT IT HAS CONDUCTED TO ITS SATISFACTION ITS OWN INDEPENDENT INVESTIGATION OF THE CONDITION, OPERATIONS, LIABILITIES AND BUSINESS OF THE ACQUIRED SUBSIDIARIES AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, PURCHASER RELIED SOLELY ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN ARTICLE III (AS MODIFIED BY THE SELLER DISCLOSURE LETTER). IN FURTHERANCE OF THE FOREGOING, AND NOT IN LIMITATION THEREOF, PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT SELLER DOES NOT MAKE,

NOR HAS ANY OTHER PERSON MADE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST DELIVERED TO PURCHASER OR ITS EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE PERFORMANCE OF THE ACQUIRED SUBSIDIARIES OR THE ACQUIRED BUSINESS WHETHER BEFORE, ON OR AFTER THE CLOSING DATE. PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT SELLER DOES NOT MAKE, NOR HAS MADE (OR HAS AUTHORIZED ANY OTHER PERSON TO MAKE ON THEIR BEHALF), ANY REPRESENTATION OR WARRANTY TO PURCHASER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE ACQUIRED SUBSIDIARIES OR THE ACQUIRED BUSINESS. PURCHASER SHALL ACQUIRE THE ACQUIRED SUBSIDIARIES (A) WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE ACQUIRED BUSINESS, ANY ASSETS OR ANY PART THEREOF AND (B) IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT, IN EACH CASE, FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III (AS MODIFIED BY THE SELLER DISCLOSURE LETTER). PURCHASER HEREBY WAIVES, ON BEHALF OF ITSELF AND ITS AFFILIATES, FROM AND AFTER THE CLOSING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IT MAY HAVE AGAINST SELLER, ANY OF THE SELLER RELATED PARTIES AND ANY OF THEIR REPRESENTATIVES, AND AGREES NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, RELATING TO THE OPERATION OF THE ACQUIRED BUSINESS OR RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT (INCLUDING THE REPRESENTATIONS, WARRANTIES AND COVENANTS CONTAINED HEREIN, THE SCHEDULES AND EXHIBITS HERETO AND ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED IN CONNECTION HEREWITH) AND THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER ARISING UNDER OR BASED UPON ANY FEDERAL, STATE, LOCAL OR FOREIGN STATUTE, LAW, ORDINANCE, RULE OR REGULATION OR OTHERWISE (INCLUDING ANY RIGHT, WHETHER ARISING AT LAW OR IN EQUITY, TO SEEK INDEMNIFICATION, CONTRIBUTION, COST RECOVERY, DAMAGES, OR ANY OTHER RECOURSE OR REMEDY, INCLUDING AS MAY ARISE UNDER COMMON LAW). FURTHERMORE, WITHOUT LIMITING THE GENERALITY OF THIS SECTION 6.03, NO ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM OR LEGAL PROCEEDING OF ANY KIND (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) SHALL BE BROUGHT OR MAINTAINED BY PURCHASER OR ANY OF ITS AFFILIATES AGAINST SELLER, ANY SELLER RELATED PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, AND NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, BY VIRTUE OF OR BASED UPON (I) ANY ALLEGED MISREPRESENTATION OR INACCURACY IN OR BREACH OF ANY OF THE REPRESENTATIONS, WARRANTIES OR COVENANTS SET FORTH OR CONTAINED IN THIS AGREEMENT, ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER

DOCUMENTS DELIVERED HEREUNDER, THE EXHIBITS AND DISCLOSURE SCHEDULE HERETO OR THE SUBJECT MATTER HEREOF OR THEREOF, OR (II) THE ACQUIRED BUSINESS, THE OWNERSHIP, OPERATION, MANAGEMENT, USE OR CONTROL OF THE ACQUIRED SUBSIDIARIES OR THE ACQUIRED BUSINESS, ANY OF THEIR ASSETS, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY ACTIONS OR OMISSIONS AT OR PRIOR TO THE CLOSING DATE.

NOTWITHSTANDING THE ABOVE, PURCHASER RETAINS THE RIGHT TO MAKE ANY CLAIMS FOR INDEMNIFICATION CONTEMPLATED IN, AND IN ACCORDANCE WITH, SECTION 8.06.

6.04 Further Assurances. Seller and Purchaser each agree that from time to time after the Closing they will execute and deliver, and will cause their respective controlled Affiliates to execute and deliver, such further instruments, and take, and cause their respective controlled Affiliates to take, such other actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

6.05 Fees, Costs and Expenses. Except as provided otherwise in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.

6.06 Insurance Matters; Directors’ and Officers’ Indemnification.

(a) From and after the Closing, the Acquired Subsidiaries shall cease to be insured by Seller’s or its Affiliates’ insurance policies or programs or self-insured programs. Seller and its Affiliates may, to be effective at the Closing, amend any such insurance policies and ancillary arrangements in the manner they deem appropriate. From and after the Closing, Purchaser and its Affiliates shall be responsible, at their sole discretion, for securing all insurance they consider appropriate for the Acquired Subsidiaries and the Acquired Business with respect to claims arising out of any actual or alleged act, omission, circumstance, matter, event or occurrence first existing or occurring after the Closing relating to the Acquired Subsidiaries or the Acquired Business.

(b) At and after the Closing, Purchaser agrees to cause an Acquired Subsidiary to, (i) take over and assume all known and incurred but not reported claims of the Acquired Subsidiaries and the Acquired Business (whether known by Seller or any of its Affiliates or by any of the Acquired Subsidiaries) and (ii) be responsible to pay such claims until they are finally settled and closed. Notwithstanding anything in this Agreement to the contrary, from and after the Closing, the Acquired Subsidiaries shall have the right to assert claims and access coverage under Seller’s or any of its Affiliates’ current and historical insurance policies, excluding any self-insured programs (“Shared Seller Policies”), arising out of any actual or alleged act, omission, circumstance, matter, event or occurrence existing or occurring in whole or in part at or prior to the Closing relating to the Acquired Subsidiaries or the Acquired Business (“Pre-Closing Claims”). From and after the Closing, Seller and its Affiliates shall use commercially reasonable efforts to make any available insurance coverage under the Shared Seller Policies available to the Acquired Subsidiaries for Pre-Closing Claims, whether asserted prior to, on or after the Closing, including noticing claims to the applicable insurer(s) and promptly remitting insurance proceeds to the Acquired Subsidiaries; provided that in the event that the applicable insurer(s) fails to accept coverage for a Pre-Closing Claim within a reasonable time (including by denying, disputing or reserving rights with respect to any such Pre-Closing Claim), then Seller shall promptly provide to Purchaser copies of the applicable Shared Seller Policies which Purchaser and its Affiliates shall only use for purposes of pursuing any such Pre-Closing Claim.

(c) From and after the Closing, Purchaser shall cause the Acquired Subsidiaries to (i) indemnify and hold harmless all past and present directors, officers and employees of the Acquired Subsidiaries (collectively, the “D&O Indemnified Parties”) against any and all Losses incurred in connection with any action arising out of or pertaining to acts or omissions of any such D&O Indemnified Party, who is or was a director, officer or employee of any Acquired Subsidiary, as applicable, or is or was serving at the request of Seller or its Affiliates on behalf of any Acquired Subsidiary as a director, officer or employee of any other Person, occurring at or prior to the Closing, whether asserted or claimed before, at or after the Closing (including such acts or omissions occurring in connection with this Agreement, the Ancillary Agreements and the consummation of the Closing) and promptly provide advancement of reasonable expenses to the D&O Indemnified Parties (for claims in existence as of the Closing Date after receipt by Purchaser or its Affiliates from a D&O Indemnified Party of a proper request therefor including an undertaking by such D&O Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable Judgment that such D&O Indemnified Party is not entitled to be indemnified), in all such cases to the greatest extent that the D&O Indemnified Parties have the right to be indemnified or have expenses advanced by any Acquired Subsidiary, as applicable, as provided in the Organizational Documents of Seller, Seller’s Affiliates and the Acquired Subsidiaries, and any indemnification or other similar Contracts or policies of any Acquired Subsidiary set forth on Section 6.06(c) of the Seller Disclosure Letter, in each case, as in effect on the date hereof, and (ii) without limitation of clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect the provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors, officers and employees equivalent to those contained in the Organizational Documents of Seller, Seller’s Affiliates and the Acquired Subsidiaries in existence on the date hereof.

(d) Each D&O Indemnified Party under this Section 6.06 will, promptly after the receipt of notice of the commencement of any action or other proceeding against such D&O Indemnified Party in respect of which indemnity may be sought from a Purchaser or an Acquired Subsidiary under this Section 6.06, notify Purchaser in writing of the commencement thereof. The omission of any D&O Indemnified Party to notify Purchaser of any such action shall not relieve such Purchaser from any liability which it may have to such D&O Indemnified Party, unless, and only to the extent that, such omission actually and materially prejudices Purchaser or the appropriate Acquired Subsidiary. In case any such action or other proceeding shall be brought against any D&O Indemnified Party and it shall notify Purchaser of the commencement thereof, the Purchaser and the appropriate Acquired Subsidiary shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such D&O Indemnified Party; provided, however, that any D&O Indemnified Party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action or proceeding in which both the Purchaser or the appropriate Acquired Subsidiary and a D&O Indemnified Party are, or are reasonably likely to become, a party, such D&O Indemnified Party shall have the right to employ separate counsel at the Purchaser or appropriate Acquired Subsidiary’s expense and to control its own defense of such action or proceeding if, based on the advice of counsel to such D&O Indemnified Party, (i) there are or may be legal defenses available to such D&O Indemnified Party or to other D&O Indemnified Parties that are different from or additional to those available to either the Purchaser or the appropriate Acquired Subsidiary or (ii) any conflict or potential conflict exists between the Purchaser or the appropriate Acquired Subsidiary and such D&O Indemnified Party that would make such separate representation advisable. The Purchaser or the appropriate Acquired Subsidiary shall not, without the consent of the D&O Indemnified Party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such D&O Indemnified Party of a release from all liability in respect to such claim or litigation or which requires action by the D&O Indemnified Party. The rights accorded to D&O Indemnified Parties under this Agreement shall be in addition to any rights that any D&O Indemnified Party may have at common law, by separate agreement or otherwise.

(e) Following the Closing Date, Purchaser shall either (i) for a period of at least six (6) years following the Closing Date, continue to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance as maintained by Seller or its Affiliates that cover the D&O Indemnified Parties for claims arising out of or pertaining to events occurring at or prior to the Closing or (ii) at its option, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the D&O Indemnified Parties who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by Seller or its Affiliates, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by Seller or its Affiliates with respect to claims arising from facts or events that occurred on or before the Closing Date for a period of not less than six (6) years. Purchaser shall maintain such policies in full force and effect, and continue to honor the obligations thereunder, for such six (6)-year period.

(f) The obligations of Seller and its Affiliates, Purchaser and the Acquired Subsidiaries under this Section 6.06 shall not be terminated, amended or modified in any manner so as to adversely affect any D&O Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 6.06 applies without the written consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 6.06 applies shall be third party beneficiaries of this Section 6.06, and this Section 6.06 shall be enforceable by such D&O Indemnified Parties and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of Seller and its Affiliates, Purchaser and the Acquired Subsidiaries).

(g) If Seller or any of its Affiliates, Purchaser or, following the Closing, the Acquired Subsidiaries, or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Seller or any of its Affiliates, Purchaser or the Acquired Subsidiaries, or any of their respective successors or assigns, as the case may be, shall assume all of the obligations of their respective predecessor and assignor set forth in this Section 6.06.

(h) The provisions of this Section 6.06 (i) shall survive the Closing, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the D&O Indemnified Parties) and each of their heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have under the Organizational Documents of the Acquired Subsidiaries, by Contract or otherwise.

6.07 Resignations. Seller shall use its reasonable best efforts to deliver any resignations (effective as of the Closing Date) of, or evidence of removal of, the directors, managers and officers of the Acquired Subsidiaries that are requested by Purchaser no less than five (5) Business Days prior to the Closing Date.

6.08 Post-Closing Access. In connection with any matter relating to any period prior to, or any period ending on, the Closing Date, Purchaser shall, upon the request and at the expense of Seller, permit Seller and its Affiliates and its and their Representatives full access at all reasonable times to the Books and Records as Seller or its Affiliates may reasonably request for any reasonable business purpose, including insurance matters, financial reporting, accounting matters or in connection with any disclosure obligation or the defense of any claim, and Purchaser shall execute and shall cause the Acquired Subsidiaries to execute such documents as Seller may reasonably request in connection therewith. Purchaser shall not dispose of such Books and Records during the seven (7)-year period beginning with the Closing Date without Seller’s prior written consent.

ARTICLE VII

CONDITIONS PRECEDENT

7.01 Conditions to Obligations of Both Parties. The respective obligations of Seller and Purchaser to consummate the Transaction shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived by written agreement of Seller and Purchaser, in whole or in part, to the extent permitted by applicable Law:

(a) the Required Statutory Approvals, including the expiration or termination of any waiting periods applicable to the purchase of the Acquired Interests pursuant hereto under the HSR Act shall have been obtained at or prior to the Closing Date and such Required Statutory Approvals shall have become Final Orders. For purposes of this Section 7.01(a), a “Final Order” means an action by the relevant Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by applicable Law or order have been satisfied; and

(b) there shall not be in effect any Law or Judgment, whether preliminary, temporary or permanent, making illegal or prohibiting the consummation of the Transaction or the other transactions contemplated by this Agreement (any such Law, a “Legal Restraint”).

7.02 Conditions to Obligations of Seller. The obligation of Seller to consummate the Transaction shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived by Seller, in whole or in part, to the extent permitted by applicable Law:

(a) (i) the Purchaser Fundamental Representations shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties that by their express provisions are made as of an earlier date, in which case, as of such earlier date) and (ii) the representations and warranties of Purchaser contained in this Agreement (other than the Purchaser Fundamental Representations), disregarding all qualifications contained herein relating to materiality, Purchaser Material Adverse Effect or similar qualifications, shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties that by their express provisions are made as of an earlier date, in which case, as of such earlier date), except to the extent that the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

(b) Purchaser shall have delivered to Seller a certificate dated the Closing Date and signed by a senior executive officer of Purchaser as to the fulfillment of the conditions set forth in Section 7.02(a);

(c) Purchaser shall have duly performed and complied in all material respects with all agreements contained herein required to be performed or complied with by it at or before the Closing;

(d) no Required Statutory Approvals which have become Final Orders shall have imposed terms or conditions that would reasonably be expected to be adverse to Seller or its Affiliates (other than the Acquired Subsidiaries) after giving effect to the Transaction; and

(e) Purchaser shall have delivered, or caused to be delivered, to Seller all items required to be delivered in accordance with Section 2.04(b).

7.03 Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the Transaction shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived by Purchaser, in whole or in part, to the extent permitted by applicable Law:

(a) (i) the Seller Fundamental Representations shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties that by their express provisions are made as of an earlier date, in which case, as of such earlier date) and (ii) the representations and warranties of Seller contained in this Agreement (other than the Seller Fundamental Representations), disregarding all qualifications contained herein relating to materiality, Material Adverse Effect or similar qualifications, shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties that by their express provisions are made as of an earlier date, in which case, as of such earlier date), except to the extent that the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) Seller shall have delivered to Purchaser a certificate dated the Closing Date and signed by a senior executive officer of Seller as to the fulfillment of the conditions set forth in Section 7.03(a);

(c) Seller shall have duly performed and complied in all material respects with all agreements contained herein required to be performed or complied with by it at or prior to the Closing;

(d) no Required Statutory Approvals which have become Final Orders shall have imposed terms or conditions that would reasonably be expected to result in a Burdensome Effect; and

(e) Seller shall have delivered, or caused to be delivered, to the Purchaser all items required to be delivered in accordance with Section 2.04(a).

ARTICLE VIII

TAX MATTERS

8.01 Tax Returns. To the extent required by applicable Law, Seller shall prepare and file (or cause to be prepared and filed) in substance consistent with the past practice of the applicable Acquired Subsidiary for the applicable type of Tax Return, (a) all Tax Returns of any Acquired Subsidiary with respect to any Tax period ending on or before the Closing Date or any Straddle Period (each, a “Straddle Period Return”) or (b) all Tax Returns that are prepared on a consolidated, combined, affiliated or unitary basis with respect to Seller or any of its Affiliates. To the extent a Straddle Period Return was prepared (or caused to be prepared) by Seller, at Purchaser’s request, Seller shall provide Purchaser with a draft of such Straddle Period Return at least fifteen (15) days prior to the due date thereof (including extensions) for Purchaser’s review and comment and shall consider in good faith Purchaser’s reasonable comments thereto. At the request of Seller, Purchaser shall cause the applicable Acquired Subsidiary to file any available extension or waiver of the due date for filing such Tax Returns.

8.02 Tax Refunds. Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) relating to any Tax periods (or portions thereof) of an Acquired Subsidiary ending on or before the Closing Date that is later received or credited against Taxes by Purchaser (or any of its Affiliates) or any Acquired Subsidiary shall be paid over promptly by Purchaser to Seller, net of all out-of-pocket expenses (including any Taxes) incurred by Purchaser in obtaining such refund, credit or similar benefit.

8.03 Tax Proceedings. Purchaser shall notify Seller within ten (10) days after the receipt by Purchaser (or any of its Affiliates), as applicable, of notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes of any Acquired Subsidiary or with respect to any Acquired Subsidiary with respect to any Tax period ending on or before the Closing Date or any Straddle Period (a “Tax Proceeding”), which notice shall describe the asserted Tax Proceeding in reasonable detail and shall include copies of any notices and other documents received from any Taxing Authority in respect thereof, if any. Seller shall be entitled to control and defend any Tax Proceeding; provided, however, that, if Purchaser could reasonably be expected to be adversely affected by the resolution of any such Tax Proceeding, then Seller shall (a) permit Purchaser to participate (at its own expense) in such Tax Proceeding, (b) keep Purchaser reasonably informed of the developments and status of such Tax Proceeding, (c) provide any material written submissions made with respect to such Tax Proceeding to Purchaser in advance of submission and (d) not settle or compromise any such Tax Proceeding without Purchaser’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

8.04 Cooperation.

(a) Purchaser and Seller shall, and shall cause their respective Affiliates to, provide to the other Party such cooperation and information, as and to the extent reasonably requested and reasonably necessary, in connection with (i) preparing, reviewing or filing any Tax Return, amended Tax Return or claim for refund of or with respect to the Acquired Subsidiaries, (ii) determining liabilities for Taxes or a right to refund of Taxes of or with respect to the Acquired Subsidiaries or (iii) conducting any audit or other action with respect to Taxes of or with respect to the Acquired Subsidiaries. Such cooperation and information may, if reasonable, include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each Party and its Affiliates shall use commercially reasonable efforts to make its employees available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. The Parties agree that from and after the Closing Date, the Acquired Subsidiaries shall (A) retain and maintain all such records including all Tax Returns, schedules and work papers, records and other documents in their possession relating to Tax matters of Seller, and each Acquired Subsidiary for taxable periods ending on or prior to the Closing Date and for each Straddle Period for the longer of (x) the seven (7)-year period beginning on the Closing Date or (y) the full period of the applicable statute of limitations, excluding any extension thereof and (B) allow the Representatives of Seller and its Affiliates, upon reasonable notice and at mutually convenient times to inspect, review and make copies of such records (at the expense of the requesting Person) as Purchaser may deem reasonably necessary or appropriate from time to time. Any information obtained under this Section 8.04 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

(b) Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to disclose to Purchaser or any of its Affiliates any Tax Return of Seller or an Affiliate thereof (other than an Acquired Subsidiary) or any Tax Return that is filed on a combined, consolidated or unitary basis with Seller or an Affiliate thereof (other than a Tax Return of a group that consists solely of the Acquired Subsidiaries), or any related work papers, except, in each case, for materials or portions thereof that relate solely to any Acquired Subsidiary, nor shall Purchaser or any of its Affiliates have any right to inspect, review, comment on or approve any such Tax Return or to control or participate in any Tax Proceeding or other proceeding related thereto, and all rights with respect to each such Tax Return shall remain solely with Seller and its Affiliates.

(c) Purchaser shall not take, and shall cause its Affiliates (including the Acquired Subsidiaries) not to take, any action after the Closing that would reasonably be expected to increase any Tax liability (i) of Seller or any of its Affiliates (other than the Acquired Subsidiaries) or (ii) of any Acquired Subsidiary that, in the case of this clause (ii), could reasonably be expected to result in a reduction of the Purchase Price or an increase in Taxes allocable to a taxable period that begins on or before the Closing Date. Without limiting the generality of the foregoing, Purchaser shall not, and shall cause its Affiliates not to, make any election with respect to any Acquired Subsidiary (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3 or, except as otherwise provided in Section 8.08, an election under Section 338 of the Code) or change any method of Tax accounting or any Tax accounting period of any Acquired Subsidiary, which election or change would be effective on or prior to the Closing Date, without the prior written consent of Seller.

8.05 Transfer Taxes. Seller and Purchaser shall each be responsible for and shall pay fifty percent (50%) of all documentary, sales, use, registration, value added, transfer, stamp and similar Taxes, fees and costs (including interest, penalties and additions to any such Taxes) imposed on or payable in connection with the transactions contemplated under this Agreement (“Transfer Taxes”). Seller shall prepare and timely file, or cause to be prepared and timely filed, any Tax Returns and other necessary documentation required to be filed with respect to any such Transfer Taxes. Each of Purchaser and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate in reducing the amount of any Transfer Taxes or obtaining exemptions therefrom.

8.06 Tax Indemnification.

(a) From and after the Closing Date, Seller shall indemnify, defend, save and hold harmless the Purchaser, the Acquired Subsidiaries, their respective Affiliates and each of their respective Representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against any and all (i) Taxes imposed on or payable by Seller for any taxable period; (ii) Taxes that are attributable to, or otherwise imposed on or payable by, any Acquired Subsidiary with respect to any taxable period ending on or before the Closing Date, and with respect to the portion of any Straddle Period ending on (and including) the Closing Date (as determined under Section 8.07); (iii) Taxes imposed on any of the Acquired Subsidiaries as a result of being a transferee or successor to Seller pursuant to applicable Law; (iv) amounts required to be paid by or imposed on any of the Acquired Subsidiaries pursuant to any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than (A) indemnification or reimbursement provisions in any such agreement or arrangement entered into in the ordinary course of business, the principal subject of which does not relate to Taxes, and (B) Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangements solely between or among any of the Acquired Subsidiaries) to which any Acquired Subsidiary is a party or is otherwise subject, in either case, on or prior to the Closing Date; (v) any Taxes imposed pursuant to U.S. Treasury Regulation Section 1.1502-6 (or any comparable provision under state, local or non-U.S. Law or regulation imposing joint or several liability upon members of a consolidated, combined, affiliated, unitary or other group for Tax purposes) for which an Acquired Subsidiary may be liable because of membership in any affiliated group, within the meaning of Section 1504(a) of the Code, or any consolidated group, combined, affiliated or unitary group, at any time on or prior to the Closing Date; and (vi) any costs and expenses, including reasonable out-of-pocket investigatory, legal or accounting fees and expenses, losses, damages, assessments, settlements or Judgments arising out of, incident to the imposition, assessment or assertion of, or attributable to any item described in clauses (i) through (v) (including, subject to Section 8.03, the contest of any Tax liability in connection therewith); provided, however, that Seller shall not be liable, and the Purchaser Indemnified Parties shall not seek indemnification, for any Taxes or Losses to the extent recovery for such Taxes or Losses would be duplicative of amounts recovered as an adjustment to (or otherwise taken into account in determining) the Closing Statement. To the extent permitted by applicable Law, the Parties shall treat any payment made pursuant to this Section 8.06 as an adjustment to the aggregate consideration paid to Seller in connection with the Transaction for all Tax purposes.

(b) From and after the Closing Date, Purchaser and the Acquired Subsidiaries shall jointly and severally indemnify, defend, save and hold harmless, Seller, its Affiliates and each of their respective Representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all (i) Taxes imposed on or payable by Purchaser or its Affiliates for any taxable period; (ii) Taxes that are attributable to, or otherwise imposed on or payable by, any Acquired Subsidiary with respect to any taxable period ending after the Closing Date, and with respect to the portion of any Straddle Period ending after the Closing Date (as determined under Section 8.07); and (iii) any costs and expenses, including reasonable out-of-pocket investigatory, legal or accounting fees and expenses, losses, damages, assessments, settlements or Judgments arising out of, incident to the imposition, assessment or assertion of, or attributable to any item described in clauses (i) and (ii) (including, subject to Section 8.03, the contest of any Tax liability in connection therewith); provided, however, that Purchaser shall not be liable, and the Seller Indemnified Parties shall not seek indemnification, for any Taxes or Losses to the extent recovery for such Taxes or Losses would be duplicative of amounts recovered as an adjustment to (or otherwise taken into account in determining) the Closing Statement. To the extent permitted by applicable Law, the Parties shall treat any payment made pursuant to this Section 8.06 as an adjustment to the aggregate consideration paid to Seller in connection with the Transaction for all Tax purposes.

8.07 Straddle Period Tax Allocation. For purposes of this Article VIII, in the case of Taxes that are payable with respect to a taxable period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”), the portion of any such Tax that is allocable to the portion of the period ending on and including the Closing Date shall be:

(a) in the case of Taxes other than those described in clauses (b) and (c) (including income, capital gains, and similar Taxes), deemed equal to the amount that would be payable if the taxable year ended with (and included) the Closing Date; provided that depreciation and amortization deductions shall be allocated between the period ending on (and including) the Closing Date and the period beginning on the day following the Closing Date in proportion to the number of days in each period to which such deduction is applicable; provided, further, any Tax deductions attributable to any payments or expenses borne directly or indirectly by Seller or by any Acquired Subsidiary in connection with the transactions contemplated hereby shall be attributed, to the maximum extent permitted under applicable Law, to Seller and shall be reflected on Tax Returns filed with respect to Seller;

(b) in the case of property Taxes and other Taxes similarly imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period; provided that in the event that such Taxes are attributable to any property which is revalued or re-assessed on or after the Closing Date and as a result of the transactions contemplated under this Agreement, the portion of such Taxes allocated to the taxable period that is deemed to end on (and include) the Closing Date shall be determined without taking into account such revaluation or re-assessment; and

(c) in the case of Taxes in the form of interest or penalties, all such Taxes to the extent relating to a Tax for a taxable period ending on or before the Closing Date whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.

8.08 Certain U.S. Federal Income Tax Elections.

(a) For purposes of Treasury Regulation Section 1.1502-76(b)(1)(ii)(A) and (B) (and for purposes of similar provisions under state, local and non-U.S. Tax Law), the Parties agree that the status of each Acquired Subsidiary that is a member of the “affiliated group” under Section 1504 of the Code of which Seller Indirect Parent is the common parent shall cease as of the end of the Closing Date, and each such Acquired Subsidiary shall become a member of the “affiliated group” as defined in Section 1504(a) of the Code of which Purchaser is a member as of the beginning of the day immediately following the Closing Date. The Parties agree that neither Purchaser or any of its Affiliates (including, in the case of Purchaser following the Closing, any Acquired Subsidiary) shall make an election under Treasury Regulation Section 1.1502- 76(b)(2)(ii)(D) to ratably allocate items (or make any similar election or ratably allocate items under any corresponding provision of state, local or non-U.S. Law).

(b) Seller and Purchaser shall make, or cause to be made, joint elections with respect to each of the Acquired Subsidiaries (except for any Acquired Subsidiaries described in Section 1504(b)(3) of the Code) under Section 338(h)(10) of the Code and under any applicable similar provisions of state or local law in connection with the Transaction (all such elections being referred to collectively as “Section 338(h)(10) Elections”). Seller shall complete and properly execute, or cause to be completed and properly executed, IRS Form 8023 (and any comparable form required for purposes of making such elections under state or local law) and deliver such completed and executed form Purchaser at or prior to the Closing in accordance with Section 2.04. Purchaser shall execute and file, or cause to be filed, such forms no later than sixty (60) days after the Closing Date and provide a copy of such executed filing to Seller. Each of Purchaser and Seller agrees that neither it nor any of its Affiliates shall take, or fail to take, any action to the extent such action or failure to act, as the case may be, is inconsistent with or would otherwise prejudice any Section 338(h)(10) Elections.

(c) Within sixty (60) days after the Closing Statement is final and binding on the Parties in accordance with Section 2.03, Seller shall prepare and deliver to Purchaser a schedule (the “Proposed Allocation Schedule”) and a corresponding properly completed Form 8883 allocating first, the consideration payable hereunder (and any liabilities to the extent taken into account as amount realized for applicable Tax purposes) among the stock of each Acquired Subsidiary, and, then, the “aggregate deemed sales price,” as defined in Treasury Regulations Section 1.338-4 and the “aggregate grossed up basis,” as defined in Treasury Regulation Section 1.338-5, for each Acquired Subsidiary among the assets of such Acquired Subsidiary with respect to with a Section 338(h)(10) Election has been or will be made, in compliance with Treasury Regulations Sections 1.338-6 and 1.338-7, as applicable. Purchaser shall have the right to review such Proposed Allocation Schedule and, to the extent Purchaser disagrees with the Proposed Allocation Schedule, Purchaser shall notify Seller in writing of any objections within thirty (30) days after receipt of such Proposed Allocation Schedule. If, within thirty (30) days following delivery of the Proposed Allocation Schedule, Purchaser notifies Seller in writing of its disagreement with the Proposed Allocation Schedule, Seller and Purchaser shall use their reasonable best efforts to resolve such disagreement, and if they are able to do so shall make such revisions to the Proposed Allocation Schedule to reflect such resolution, which shall be final and binding. If Purchaser and Seller are unable to reach an agreement within thirty (30) days after the receipt by Seller of Purchaser’s timely objection, Purchaser shall provide Seller written notice of the items remaining in dispute, and the Parties shall request the Accountant Arbitrator to decide any disputed items within thirty (30) days; provided that (i) the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by Purchaser in its written notice, on the one hand, and the amount proposed by Seller, on the other hand; (ii) the review by and determinations of the Accountant Arbitrator shall be limited to, and only to, the unresolved item or items specified in Purchaser’s written notice; and (iii) the determinations by the Accountant Arbitrator shall be based solely on such reports submitted by Seller and Purchaser and the information and documents (including work papers) provided to the Accountant Arbitrator which form the basis for Seller’s and Purchaser’s respective positions, and applicable U.S. federal income tax principles. The Proposed Allocation Schedule, as finally determined pursuant to this Section 8.08(c), shall become the “Final Allocation Schedule” and shall be binding upon the Parties and each of Purchaser and Seller shall file and cause their respective Affiliates to file all U.S. federal, state, local and non-U.S. Tax Returns in accordance with the Final Allocation Schedule; provided, however, that (x) the deemed purchase prices of the assets may differ from amounts shown on the Final Allocation Schedule in order to reflect Purchaser’s transaction costs not included in the Final Allocation Schedule and (y) the amounts realized on the deemed sales of assets may differ from the deemed sales prices shown on the Final Allocation Schedule in order to reflect transaction costs that reduce the amounts realized for U.S. federal income Tax purposes.

(d) Seller and Purchaser shall and shall cause their Affiliates to (i) timely file all Tax Returns in a manner consistent with any Section 338(h)(10) Election and the Final Allocation Schedule, and (ii) take no position contrary thereto on any applicable Tax Return or in any Tax Proceeding or otherwise, in each case, except to the extent required to do otherwise pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law). In the event that the Section 338(h)(10) Election or the Final Allocation Schedule is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify the other party of the dispute.

8.09 Survival of Tax Covenants. The covenants contained in this Article VIII shall survive until thirty (30) days after the expiration of the applicable statute of limitations (including any valid extensions thereof).

ARTICLE IX

TERMINATION

9.01 Termination. This Agreement may be terminated:

(a) at any time prior to the Closing Date by mutual agreement of Purchaser and Seller;

(b) subject to Section 2.04, by Purchaser or Seller, by written notice to the other Party, if the Closing shall not have occurred by August 19, 2026 (the “Outside Date”); provided that if, prior to the Outside Date, all of the conditions to the Closing set forth in Article VII have been satisfied or waived, as applicable, or, with respect to those conditions that by their terms are to be satisfied at the Closing, shall then be capable of being satisfied, except for any condition set forth in Section 7.01, either Purchaser or Seller may, prior to 5:00 p.m. New York City time on the Outside Date, extend the Outside Date on two (2) successive occasions of three (3) months each for an additional period of up to six (6) months after the Outside Date (and if so extended, the “Outside Date” shall mean such later date); provided, further, that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to a Party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) by Purchaser or Seller, by written notice to the other Party, if any Legal Restraint permanently prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to a Party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the Legal Restraint;

(d) by Purchaser, by written notice to Seller, if Seller has breached or failed to perform in any material respect any of its obligations set forth in this Agreement, (i) such that the conditions set forth in Section 7.01 or Section 7.03 cannot be satisfied, and (ii) such breach or failure to perform cannot be cured by Seller or, if capable of being cured, shall not have been cured within the earlier of (x) thirty (30) days after receipt by Seller of notice in writing from Purchaser, specifying the nature of such breach and requesting that it be cured, and (y) three Business Days prior to the Outside Date; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if it is then in breach of any of its obligations under this Agreement such that the conditions set forth in Section 7.01 or Section 7.02 cannot be satisfied;

(e) by Seller, by written notice to Purchaser, if Purchaser has breached or failed to perform in any material respect any of its obligations set forth in this Agreement, (i) such that the conditions set forth in Section 7.01 or Section 7.02 cannot be satisfied, and (ii) such breach or failure to perform cannot be cured by Purchaser or, if capable of being cured, shall not have been cured within the earlier of (x) thirty (30) days after receipt by Purchaser of notice in writing from Seller, specifying the nature of such breach and requesting that it be cured and (y) three (3) Business Days prior to the Outside Date; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(e) if it is then in breach of any of its obligations under this Agreement such that the conditions set forth in Section 7.01 or Section 7.03 cannot be satisfied;

(f) by Seller, if (i) all of the conditions set forth in Sections 7.01 and 7.03 have been and continue to be satisfied or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 2.04 (except for those conditions that by their terms are to be satisfied at the Closing; provided those conditions would be or would be capable of being satisfied at the Closing), (ii) Purchaser does not complete the Closing on the day that the Closing should have been consummated pursuant to Section 2.04 and (iii) Purchaser fails to consummate the Closing within five (5) Business Days following its receipt of irrevocable written notice from Seller (A) certifying that Seller would be ready, willing and able to consummate the Closing on that date, (B) certifying that all conditions to the Closing set forth in Sections 7.01 and 7.03 have been satisfied (except for those conditions that by their terms are to be satisfied at the Closing) and (C) requesting such consummation; or

(g) by Purchaser, if any Required Statutory Approval has become a Final Order which imposes terms or conditions that would result in a Burdensome Effect.

9.02 Effect of Termination; Termination Fee.

(a) Subject to the other terms hereof, if this Agreement is terminated as provided in this Article IX, this Agreement shall become null and void and of no further force or effect, except for the provisions of:

(i)	the last sentence of Section 5.04(a);

(ii)	Section 5.04(b);

(iii)	this Section 9.02; and

(iv)	Article X and any corresponding definitions.

Nothing in this Section 9.02, however, shall be deemed to extinguish any right or remedy of any Party that shall have accrued hereunder prior to any such termination, or release any Party from any liability, for any Fraud or Willful Breach by such Party of the terms and provisions of this Agreement.

(b) If (i) either Seller or Purchaser terminates this Agreement pursuant to Section 9.01(b) and, at the time of such termination, any of the conditions set forth in Section 7.01(a), Section 7.01(b) (solely in connection with the Required Statutory Approvals) or Section 7.03(d), shall have not been satisfied, (ii) either Seller or Purchaser terminates this Agreement pursuant to Section 9.01(c) if the applicable Legal Restraint giving rise to such termination arises in connection with the Required Statutory Approvals, (iii) Seller terminates this Agreement pursuant to Section 9.01(e) or (iv) Purchaser terminates this Agreement pursuant to Section 9.01(g), and in each case of the preceding clauses (i), (ii), (iii) and (iv), at the time of such termination, all conditions to the Closing set forth in Sections 7.03(a) and 7.03(c) shall have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of such termination), then Purchaser shall pay to Seller the Purchaser Termination Fee. Purchaser shall pay the Purchaser Termination Fee to Seller by wire transfer of same-day funds (to an account designated in writing by Seller) prior to or concurrently with such termination of this Agreement by Purchaser or no later than three (3) Business Days after the date of the applicable termination.

(c) The Parties acknowledge that the agreement contained in Section 9.02(b) is an integral part of the transactions contemplated by this Agreement, and that, without this agreement, the Parties would not enter into this Agreement. If Purchaser fails to promptly pay an amount due pursuant to Section 9.02(b) and, in order to obtain such payment, Seller commences a claim that results in a Judgment against Purchaser for the amount of the Purchaser Termination Fee, or any portion thereof, Purchaser shall pay to Seller Seller’s costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by Seller) in connection with such claim, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the U.S. prime rate as quoted by the Wall Street Journal in effect on the date such payment was required to be made.

(d) Each of the Parties acknowledge and agree that the Purchaser Termination Fee is not intended to be a penalty, but rather is liquidated damages in an amount intended to compensate Seller in the circumstances in which such Purchaser Termination Fee is due and payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be difficult to calculate with precision. For the avoidance of doubt, Purchaser acknowledges and agrees that (i) following any termination of this Agreement, Purchaser and any of its Affiliates shall remain obligated for, and Seller will be entitled to remedies with respect to the provisions listed in Section 9.02(a), irrespective of the payment of Purchaser Termination Fee, and (ii) the payment of the Purchaser Termination Fee shall not be deemed to extinguish any right or remedy of Seller that shall have accrued hereunder prior to any such termination, or release the Purchaser from any additional liability, for any Willful Breach by Purchaser of the other terms and provisions of this Agreement. The Parties acknowledge and agree that in no event shall Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.

ARTICLE X

GENERAL PROVISIONS

10.01 Non-Survival. None of the representations and warranties of Seller and Purchaser contained in this Agreement and in any certificate delivered pursuant to this Agreement shall survive the Closing, and all claims (whether in contract or in tort or otherwise) of any Party related thereto shall be automatically extinguished upon the Closing. Each and every covenant contained in this Agreement (other than the covenants that by their terms are to be performed by the Parties following the Closing (the “Surviving Covenants”)) shall expire with the consummation of the sale of the Transaction and shall not survive the Closing; and none of Seller, any Acquired Subsidiary, Purchaser or any of their respective Affiliates, shall have any liability whatsoever with respect to any such covenant from and after the Closing. The Surviving Covenants shall survive the Closing Date until fully performed, and none of Seller, any Acquired Subsidiary, Purchaser or any of their respective Affiliates shall have any liability whatsoever with respect to any such Surviving Covenant thereafter. Purchaser acknowledges it shall have no recourse with respect to any Losses arising out of any breaches of the representations and warranties of Seller contained in this Agreement. Nothing in this Agreement shall limit any claims arising from Fraud.

10.02 Governing Law. This Agreement, and all claims or causes of action of any kind (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement (including the exhibits and schedules hereto), any certificate, instrument or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any claim or cause of action of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) shall be governed by and construed in accordance with the Law of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws.

10.03 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each Party hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any claim or cause of action of any kind arising out of or relating to this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any claim or cause of action of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith), or for recognition or enforcement of any Judgment, and agrees that all claims in respect of any such claim or cause of action of any kind shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any claim or cause of action of any kind arising out of or relating to this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any claim or cause of action of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) in the Delaware Court of Chancery, any Federal court of the United States of America sitting in the State of Delaware, or in any Delaware State court, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such claim or cause of action of any kind in any such court and (iv) agrees that a final Judgment in any such claim or cause of action of any kind shall be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by Law. Each of the Parties agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 10.10 below shall be effective service of process for any claim or cause of action of any kind brought in any such court.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

10.04 Remedies.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement (including breaches of Section 5.01, irrespective of any other remedies provided for under Section 9.02(b)) and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. For the avoidance of doubt, to the extent Purchaser terminates this Agreement in accordance with the terms of Section 9.01(g), such termination shall not be deemed a breach of Purchaser’s obligations under this Agreement for which specific performance or other equitable relief is available, except that Seller shall be entitled to specific performance of Purchaser’s obligation to pay the Purchaser Termination Fee in accordance with Section 9.02(b) if Purchaser fails to make such payment. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the Party seeking the injunction, specific performance and other equitable relief has an adequate remedy of Law. The remedies available to Seller pursuant to this Section 10.04 shall be in addition to any other remedy to which it is entitled at Law or in equity. To the extent any Party brings any action to enforce specifically the performance of the terms and provisions of this Agreement (other than an action solely to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 9.02 hereof) when available to such party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended by the longer of (i) the amount of time during which such action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action.

(b) For the avoidance of doubt, in no event shall the exercise of the Parties’ right to seek specific performance pursuant to this Section 10.04 reduce, restrict or otherwise limit a Party’s right to terminate this Agreement pursuant to Article IX or pursue all applicable remedies at Law, including Seller’s right to seek payment of the Purchaser Termination Fee in connection with a termination. Notwithstanding the foregoing or elsewhere in this Agreement, in no event shall Seller, directly or indirectly, be permitted or entitled to receive both (i) a grant of specific performance that results in the Closing, on the one hand, and (ii) payment of the Purchaser Termination Fee, on the other hand.

10.05 Modification; Waiver. This Agreement may be modified only by a written instrument executed by the Parties. Any of the terms and conditions of this Agreement may be waived in writing (subject to applicable Law) at any time on or prior to the Closing Date by the Party entitled to the benefits thereof.

10.06 Entire Agreement. This Agreement together with the Ancillary Agreements constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, oral or written, express or implied, between the Parties and their respective Representatives in respect of the subject matter hereof, except that this Agreement does not supersede the Confidentiality Agreement, the terms and conditions of which the Parties expressly reaffirm.

10.07 Severability. If any term or other provision of this Agreement is found to be, by competent authority with jurisdiction, invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

10.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that: (a) the D&O Indemnified Parties shall be considered third party beneficiaries of Section 6.06, (b) the Seller Related Parties shall be considered third party beneficiaries of Section 6.03, (c) the Released Parties shall be considered third party beneficiaries of Section 10.14 and (d) Skadden shall be considered a third party beneficiary of Section 10.15, and, in each case, such parties shall have the right to enforce such Sections.

10.09 Failure or Indulgence Not Waiver. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof, or of any other right.

10.10 Notices. All notices, requests, instructions, claims, demands and other communications under this Agreement shall be sent by email and shall be deemed given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day); provided that no “bounce back” or similar message indicating non-delivery is received with respect to such communication. Such communications must be sent to the respective Parties at the following email address, or at such other email address for a Party as shall be specified by like notice in accordance with this Section 10.10 (it being understood that rejection or other refusal to accept or the inability to deliver because of a changed email address for which no notice was given shall be deemed to be receipt of such communication as of the date of such inability to deliver):

if to Seller:

Nexus Regulated Utilities, LLC

c/o Nexus Water Group, Inc.

2150 Town Square Place, Suite 400

Sugar Land, TX 77479

Attention: Chief Legal Officer

Email: legalnotices@nexuswg.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Attention: Katherine D. Ashley

Email: katherine.ashley@skadden.com

if to Purchaser:

American Water Works Company, Inc.

One Water Street

Camden, NJ 08102

Attention: Stacy Mitchell, General Counsel

Email: stacy.mitchell@amwater.com

with a copy to (which shall not constitute notice):

American Water Works Company, Inc.

One Water Street

Camden, NJ 08102

Attention: Jordan Mersky

Email: jordan.mersky@amwater.com

10.11 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that any assignment, by operation of law or otherwise, by a Party shall require the prior written consent of the other Party and any purported assignment or other transfer without such consent shall be void and unenforceable.

10.12 Disclosure Schedules and Exhibits. The Schedules and Exhibits to this Agreement and the Seller Disclosure Letter are hereby incorporated and made a part hereof and are an integral part of this Agreement. Seller may, at its option, include in the Seller Disclosure Letter items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Seller Disclosure Letter shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of the Seller Disclosure Letter shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced and also in all other sections of the Seller Disclosure Letter to which such matter’s application or relevance is reasonably apparent on its face. Any capitalized term used in any Exhibit, Schedule or the Seller Disclosure Letter but not otherwise defined therein shall have the meaning given to such term herein.

10.13 Counterparts. This Agreement and any amendment, restatement, supplement or other modification hereto or waiver hereunder, (a) may be executed in any number of counterparts (including by means of facsimile or email in .pdf format), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement and (b) to the extent signed and delivered by means of a facsimile machine or scanned pages via email, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

10.14 No Recourse. Except as set forth in the Ancillary Agreements, all claims, obligations or liabilities (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties. No Person who is not a Party, including any current, former or future equityholder, incorporator, controlling person, general or limited partner, member, Affiliate, assignee or representative of any Party, or any current, former or future equityholder, incorporator, controlling person, general or limited partner, Affiliate, assignee or representative of any of the foregoing or any of their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) (collectively, the “Released Parties”), shall have any liability (whether in Law or in equity, whether in contract or in tort or otherwise) for any claims, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Ancillary Agreements), and, to the maximum extent permitted by Law, each Party hereby waives and releases all claims or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Ancillary Agreements) against any such Released Party. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Ancillary Agreements, (a) each Party hereby waives and releases any and all rights or claims that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Released Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, in each case arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Ancillary Agreements); and (b) each Party disclaims any reliance upon any Released Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding anything to the contrary contained herein or otherwise, after the Closing, no Party may seek to rescind this Agreement or any of the transactions contemplated hereby.

10.15 Provision Respecting Legal Representation. Purchaser (on its behalf and, from and after the Closing, on behalf of the Acquired Subsidiaries) hereby waives, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Skadden representing Seller or any Seller Related Party after the Closing as such representation may relate to Purchaser, the Acquired Subsidiaries or the transactions contemplated by this Agreement. Purchaser (on its behalf and, from and after the Closing, on behalf of the Acquired Subsidiaries) hereby agrees that, in the event that a dispute arises after the Closing between Purchaser or the Acquired Subsidiaries, on the one hand, and Seller or any Seller Related Party, on the other hand, Skadden may represent any or all of Seller or any Seller Related Party in such dispute even though the interests of Seller or the Seller Related Parties may be directly adverse to Purchaser, the Acquired Subsidiaries or any of their respective Affiliates, and even though Skadden formerly may have represented the Acquired Subsidiaries in a matter substantially related to such dispute. In addition, all communications involving attorney-client confidences by Seller, the Acquired Subsidiaries or the Seller Related Parties in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to Seller and the Seller Related Parties (and not Purchaser or the Acquired Subsidiaries). Accordingly, Purchaser and the Acquired Subsidiaries shall not have access to any such communications, or to the files of Skadden relating to the engagement described in this Section 10.15, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (a) Seller and the Seller Related Parties (and not Purchaser, the Acquired Subsidiaries or their respective Affiliates) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Seller, the Acquired Subsidiaries or their respective Affiliates shall be a holder thereof, (b) to the extent that the files of Skadden in respect of such engagement constitute property of the client, only Seller and the Seller Related Parties (and not Purchaser, the Acquired Subsidiaries or their respective Affiliates) shall hold such property rights and (c) Skadden shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser, the Acquired Subsidiaries or their respective Affiliates by reason of any attorney-client relationship between Skadden and any of Purchaser, the Acquired Subsidiaries or their respective Affiliates or otherwise.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first above written.

NEXUS REGULATED UTILITIES, LLC

By:	/s/ Robert MacLean
Name: Robert MacLean
Title: President

AMERICAN WATER WORKS COMPANY, INC.

By:	/s/ David Bowler
Name: David Bowler
Title: Chief Financial Officer

[Signature Page to Purchase and Sale Agreement]

LIST OF EXHIBITS AND SCHEDULES OMITTED FROM FILING

The following exhibits, schedules and attachments to the attached Purchase and Sale Agreement have been omitted from Exhibit 2.1 pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish the omitted exhibits, schedules and attachments to the U.S. Securities and Exchange Commission upon request.

EXHIBITS

Exhibit A – Accounting Principles

Exhibit B – Acquired Interests Assignment Agreement

SCHEDULE

Schedule I – Acquired Business Employees

DISCLOSURE LETTERS

Seller Disclosure Letter